RICHMONT MINES INC.
2007 ANNUAL REPORT

RIC: TSX-AMEX

www.richmont-mines.com

RICHMONT MINES INC.

MESSAGE TO SHAREHOLDERS

Message to shareholders

Dear Shareholders:

We made excellent progress in 2007 towards our goal of becoming a well-known, North American intermediate gold producer. Our revenue increased 16% compared with 2006, our earnings per share doubled to $0.28 and gold sales advanced 3% during a period when we were transitioning from the East Amphi Mine to the Island Gold Mine. We sold 46,193 ounces of gold in 2007, of which 26,182 ounces were from the Beaufor Mine and 7,302 ounces were from Island Gold, the Company’s newest mining operation that began commercial production October 1, 2007. Prior to starting commercial production, we recovered a total of 23,031 ounces of gold from the Island Gold Mine during the year from the processing of development ore and mineralized material. Also included in 2007 sales were 12,709 ounces from the East Amphi Mine, which we sold and ceased operations in the second quarter of 2007. In 2006, the Company sold 44,866 ounces of gold from the Beaufor and East Amphi mines.

Importantly, we are growing our reserve base. At the end of 2007, we had proven and probable reserves of 361,168 ounces, and measured and indicated resources of 561,189 ounces. We increased reserves at Beaufor by 50%, net of production, and increased proven and probable reserves at Island Gold even as we worked toward commercial production.

We have a strong balance sheet which provides us the financial flexibility to take advantage of opportunities that we believe address our goal of having three to four operating sites, each producing around 60,000 ounces of gold per year and attaining at least one million ounces in reserves. At the end of 2007, we had no debt and $27.3 million in cash and cash equivalents.

Building our Future Today

2008 promises to be a successful year as well. We intend to take advantage of the anticipated continued escalation in the price of gold as we work to bring the Island Gold Mine up to full production, and we expect the Beaufor Mine to continue to produce strong results.

We are planning more than 20,000 metres of definition and exploration drilling in 2008 at Island Gold. We strongly feel this mine has a long term production potential with its five year initial mine life and a strong resource base. At the Beaufor Mine, we also plan to proceed with more than 42,000 metres of drilling in 2008, as we feel the Beaufor Mine has the potential to continue to contribute to our success in the foreseeable future.

In October, we completed our commitment of $2.5 million in exploration work at Valentine Lake and are proceeding with the option to acquire a 70% interest in the property. We are now in the process of formalizing a joint venture agreement with Mountain Lake Resources.

Based on initial exploration results, we are proceeding with our option to acquire a 50% joint venture interest in the Golden Wonder Mine. We are very excited about this project and, although it will require more exploration and development work, we are encouraged by the results thus far. This mine historically produced more than 133,000 ounces of gold at an average grade of 16 ounces of gold per ton.

As we expand our operating bases and grow our reserves, we believe that the value of our Company will be better recognized by the capital markets. We continue to reach out to the financial community to broaden its awareness of our significant capabilities in underground gold mining especially in narrow vein operations.

Our employees’ efforts, skills, attention to detail and dedication are the reason we have such confidence in our future. In addition, we have the advantage of a dedicated, responsive Board of Directors whose insight contributes to our efforts to grow shareholder value. We appreciate your interest and investment in Richmont.

With kind regards,

Martin Rivard
President and Chief Executive Officer

2007 ANNUAL REPORT	01

MANAGEMENT’S DISCUSSION AND ANALYSIS

(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

This MD&A is intended to help the reader understand Richmont Mines Inc. (“Richmont Mines”, “Richmont” or “the Company”), our strategy, our operations, our financial performance and the business environment in which we operate and anticipate. The financial information presented herein is established in accordance with Canadian generally accepted accounting principles (GAAP), which are the same as those used in the presentation of the financial statements for the year ended December 31, 2007. The currency used in this discussion is the Canadian dollar, except where otherwise stated. This report supplements and complements our audited consolidated financial statements and the accompanying notes for the year ended 2007. The data on production is given in metric units, the most widely used method in Canada. More information on Richmont Mines can be obtained from the Web sites of SEDAR (www.sedar.com) and the Company itself (www.richmont-mines.com). The following text contains forward-looking information. Please see “Disclosure regarding forward-looking statements” on page 33.

THE COMPANY’S BUSINESS ACTIVITIES: STRATEGY AND OBJECTIVES

Our Business. Richmont Mines, headquartered in Rouyn-Noranda, Quebec, Canada, explores for, acquires, develops and produces gold in North America. We currently operate two gold mines in Canada and maintain a pipeline of exploration and development projects which we believe will facilitate its future growth. Richmont was founded in 1981 and, since it began production in 1991, has produced more than one million ounces of gold from the Francoeur, Beaufor and East Amphi mines, located in Quebec, the Nugget Pond and Hammerdown mines in Newfoundland and the Island Gold Mine in Ontario.

Vision and Strategy. Richmont’s vision is to grow to be an intermediate North American producer of gold with three to four operating sites that each produce approximately 60,000 ounces of gold annually and to build reserves to be at least one million ounces of gold. Our strategy is to generate positive cash flow and profitable growth enabling us to cost-effectively develop our mining assets, exploit mineralized reserves on properties we own and have acquired, identify new development opportunities and to develop partnerships in order to expand our pipeline of projects, grow our reserve base and increase our production rates. We currently have a strong balance sheet with no long-term debt and cash and cash equivalents of $27.3 million.

Richmont’s executive team ultimately seeks to create shareholder value through the continued rationalization and development of existing resources, the utilization of outside resources when necessary to uncover opportunities, and the evaluation of acquisition and partnership opportunities in order to expand the value of our portfolio of mineral properties, build our reserve base and our pipeline of projects and to accelerate our rate of production.

Experienced Management Team. Our history of successful production along with Richmont’s extensive experience in the development of advanced exploration projects has earned management a strong reputation for expertise at cost-effectively recovering gold from underground mines. Our executive team has several years of experience in the gold industry, either with Richmont or other larger gold producers.

02	RICHMONT MINES INC.

Operations. Richmont achieved significant revenue and income growth in 2007 as the price of gold continued an upward trend that began earlier this decade. In 2007, Richmont sold 46,193 ounces of gold at an average price of US$699 per ounce, for revenue of $34,691. The Company produced 45,304 ounces of gold at an average cash cost per ounce of US$499. Net earnings was $6,671, or $0.28 per share, including a gain of $7,439 on the sale of the East Amphi property. These results compare favourably with 2006 when the Company sold 44,866 ounces of gold at an average price of US$600 per ounce and produced 44,865 ounces of gold at an average cash cost per ounce of US$538. Net earnings in 2006 totalled $3,194 or $0.14 per share.

Richmont is currently producing at the Island Gold Mine in Ontario and the Beaufor Mine in Quebec. The Island Gold MIne has proven and probable reserves of over one million tonnes of ore at a grade of 8.39 g/t, for 285,536 ounces of gold. The Beaufor Mine has proven and probable reserves exceeding 250,000 tonnes at 9.20 g/t, for 75,632 ounces of gold. Total proven and probable reserves at both operations equates to 361,168 ounces of gold, while measured and indicated resources total an additional 561,189 ounces.

Commercial production at the Island Gold Mine began on October 1, 2007. Initial production is progressing gradually as expected. The mine is being developed to maximize production and increase output in order to build the ore inventory. Once inventory is built, the mill should be able to operate at the approximately 675 tonnes per day for which it was designed. The property has proven to be very promising and more than 20,000 metres of definition and exploration drilling are planned at Island Gold in 2008.

The Beaufor Mine, which has been in commercial production since 1996, had strong performance in 2007 despite a five-week shut down that was required to replace the headframe structure. A measurably improved average grade enabled the operation to exceed 2006 sales during 2007, despite the shut down. The higher grade also resulted in a 19% reduction in the cash cost of production to US$468 per ounce. Richmont also had promising exploration results at Beaufor during 2007 and has planned an additional 42,000 metres of drilling for 2008, of which 19,500 metres are dedicated to further test the newly discovered Q zone.

Pipeline. Richmont Mines is also actively engaged in several other exploration projects. In 2007, it completed its $2,500 commitment required at the Valentine Lake property located in Newfoundland and Labrador to earn the option to acquire a 70% interest in the project and is in the process of formalizing a joint venture agreement with its partner and developing a plan for further advancement and expansion of the main zone. The project has inferred resources of 1.3 million tonnes at 8.5 g/t, for over 359,000 ounces of gold.

Richmont Mines is also in the process of acquiring a 50% joint venture interest in the Golden Wonder Mine in Colorado, where it expects to begin exploration activities in 2008. Historic production at the Golden Wonder Mine yielded a very high grade ore from veins approximately two to three feet in width. Based on positive sampling results and historic production data, the Company plans to invest US$3 million by September 2008 as part of its agreement to earn its 50% interest and to commit an additional US$15 million for exploration and development of the project over a 56-month period. The Golden Wonder Mine produced over 133,000 ounces of gold at an average grade of 16 ounces of gold per ton before commercial production was suspended in June 2006.

2007 ANNUAL REPORT	03

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)

(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

FINANCIAL AND OPERATIONAL HIGHLIGHTS

▪	2007 revenue increased 16% to $38.1 million;

▪

Solid operating results were driven by higher gold sales of 46,193 ounces, up 3%, produced at a 7% lower average cash cost of US$499 per ounce in 2007 and sold at a 17% higher average price of US$699 per ounce compared with 2006;

▪	Gain of $7,439 on the sale of the East Amphi property;

▪	Earnings per share of $0.28 in 2007 compared with $0.14 in 2006;

▪	Strong balance sheet: cash balance at December 31, 2007 was $27.3 million with no long-term debt and no gold hedging contracts;

▪	Proven and probable reserves at December 31, 2007 totalled 361,168 ounces of gold.

PRINCIPAL FINANCIAL DATA1

	2007	2006	2005

KEY PER OUNCE OF GOLD DATA
Average market price (US$)	695	604	444
Average selling price (US$)	699	600	443
Average exchange rate (US$/CAN$)	1.0748	1.1341	1.2116
Ounces of gold sold	46,193	44,866	36,956
Average cash cost (US$/ounce)[2]	499	538	374

KEY FINANCIAL DATA (in thousands of CAN$)
Revenue	38,071	32,889	21,353
Net earnings (loss)	6,671	3,194	(27,480)[3]
Cash flow from (used in) operations	11,811	2,429	(3,996)
Acquisition of property, plant and equipment	6,171	25,059	28,316
Cash, cash equivalents and short-term investments	29,117	16,883	15,491
Total assets	85,976	78,498	54,226
Shareholders’ equity	61,813	54,690	40,464

Proven and probable reserves as of December 31 (ounces)	361,168	61,279	240,600
Shares outstanding as of December 31 (thousands)	24,053	24,180	20,994

KEY PER SHARE DATA
Stock Price (at closing)
US$ (AMEX)	3.25	2.36	3.65
CAN$ (TSX)	3.14	2.80	4.35

NUMBER OF EMPLOYEES AS OF DECEMBER 31	262	305	257

[1]

Throughout this document, the Company uses performance indicators that are not defined according to Canadian generally accepted accounting principles (GAAP), such as the total cash cost of production per ounce sold for each of the Company’s properties, excluding the rates of depreciation per ounce. These performance indicators are widely used in the mining industry. Nonetheless, they are in no way a standard prescribed by GAAP. The Company believes that some investors use these indicators, in addition to the financial information prepared in accordance with GAAP, to evaluate the Company’s performance and its ability to generate cash. Consequently, this information must be considered supplementary and should not under any circumstances be regarded as a substitute for the performance indicators prepared in accordance with GAAP.

[2]	The cash cost includes operating costs and royalties.

[3]	Includes an asset write-down of $26,041 related to the East Amphi property.

THE GOLD MARKET

The gold market continued its strong pricing trend in 2007 rising from approximately US$640 per ounce at the beginning of the year to close at more than US$833 per ounce. In the month of March 2008, gold rose to over US$1,000 per ounce.

04	RICHMONT MINES INC.

In 2007, the average market price of gold rose more than 15% to US$695 per ounce compared with US$604 in 2006. In 2006, the price rose 36% over the average price of US$444 per ounce for 2005. These consecutive rises in gold prices have resulted in growth that has benefited all gold producers in recent years, although the strength of the Canadian dollar has lessened the impact on Canadian producers. The main factors that continue to have a positive influence on the price of gold include:

▪	Depreciation of the U.S. dollar relative to other currencies and the low prevailing interest rates;

▪	Non-hedging and reduced hedging policies of producers;

▪	Demand that exceeds the industry’s annual production;

▪	Ongoing geopolitical instability.

Several analysts anticipate that these conditions will be sustained in the years to come and that the price of gold will continue to climb.

EXCHANGE RATES

The U.S. dollar has declined in value relative to the Canadian dollar over the past few years, falling from an average of CAN$1.212 in 2005 to CAN$1.134 in 2006 and again to CAN$1.075 in 2007.

The Company presents its per ounce data in US dollars and estimates an annual exchange rate at the beginning of the year. On a quarterly basis, the exchange rate is adjusted to the actual year-to-date rate through the end of the quarter and that rate is used to report both year-to-date and quarterly financial results.

NET EARNINGS (LOSS)

	2007	2006	2005
(in thousands of $, except per share amounts)

Net earnings (loss)	6,671	3,194	(27,480)

Net earnings (loss) per share Basic and diluted	0.28	0.14	(1.54)

The $3,477 increase in net earnings in 2007 compared with 2006 was the result of a 3% increase in the number of ounces of gold sold at a 10% higher sales price in Canadian dollars per ounce combined with a 12% reduction in the cash cost in Canadian dollars per ounce sold. The Company also recorded a $7,439 gain on the sale of its East Amphi property during the second quarter of 2007. Offsetting these increases were increased exploration and project evaluation costs and depreciation and depletion expenses, primarily at the Beaufor and East Amphi mines as a result of the decline in the two properties’ mineral reserves, which were determined at the end of 2006, as well as a $3,992 increase in mining and income taxes compared to 2006 when the Company recorded a tax recovery of $2,686 associated principally with a flow through share issue generating a tax credit of $2,293 and a federal tax refund of $955.

The difference of $30,674 between the net earnings of 2006 and the net loss of 2005 was primarily a result of the $26,041 non-cash write-down of the mining assets of the East Amphi property which had been recorded in 2005. Another factor that contributed to the improvement in earnings in 2006 was the $3,224 gain on the October 30, 2006 sale of the assets of Richmont’s Nugget Pond property, located in Newfoundland.

2007 ANNUAL REPORT	05

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)

(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

REVENUE

	2007 $	2006 $	2005 $

Precious metals	34,691	30,539	19,845
Other	3,380	2,350	1,508

	38,071	32,889	21,353

Ounces sold	46,193	44,866	36,956

Precious metal revenue increased $4,152 in 2007 compared with 2006 primarily due to higher gold sales at a higher average price per ounce. During 2007, the Company sold 46,193 ounces of gold at an average price of US$699 per ounce compared with 44,866 ounces of gold in 2006 at an average price of US$600 per ounce. The Island Gold Mine, which began commercial production at the beginning of the fourth quarter of 2007, sold 7,302 ounces of gold at an average price of US$726 per ounce. The Beaufor Mine sold 26,182 ounces of gold at an average price of US$693 per ounce in 2007, while in 2006, 24,866 ounces of gold were sold at an average price of US$598 per ounce. The East Amphi Mine sold 12,709 ounces at US$695 in 2007 and 20,000 ounces at US$603 in 2006.

The increase of $10,694 in precious metals revenue in 2006 compared with 2005 was primarily due to the increase in gold sales at a higher average price per ounce. Specifically, 44,866 ounces of gold from the Beaufor and East Amphi Mines were sold at an average price of US$600 compared with 36,956 ounces of gold, mainly from the Beaufor Mine, sold at an average price of US$443 in 2005.

Other revenue of $3,380 in 2007, up $1,030 when compared with 2006, was the result of higher custom milling revenue at the Camflo Mill, as well as from an increase in interest income and variation of fair market value on cash equivalents.

06	RICHMONT MINES INC.

The $842 increase in other revenue in 2006 to $2,350 was primarily a result of an increase in interest revenue from short-term investments due to the increase in liquid assets following the financing that was completed in June 2006.

OPERATING COSTS1

	2007	2006	2005
	$	$	$

Island Gold Mine	4,873	-	-
Beaufor Mine	13,167	16,354	16,753
East Amphi Mine	6,724	11,004	-

	24,764	27,358	16,753

1 Including expenses from royalties.

Lower operating costs in 2007 of $2,594 compared with 2006 reflected improvements in productivity, refocused operations and enhanced mining plans at the Beaufor Mine, resulting in a 51% increase in the average recovery grade, from 5.54 g/t in 2006 to 8.36 g/t in 2007, the lower operating costs was offset by early phase commercial production costs at the Island Gold Mine. During the year, a total of 260,820 tonnes of ore from the Island Gold, Beaufor and East Amphi mines were milled compared with a total of 318,707 tonnes of ore from the Beaufor and East Amphi mines in 2006. The cash cost of production per ounce decreased to an average of US$499 in 2007 from US$538 in 2006.

The $10,605 increase in 2006 operating cost compared with 2005 was a result of the start of commercial production of the East Amphi Mine in February 2006 which brought the total number of tonnes of ore milled from the Beaufor and East Amphi mines to 318,707, compared with the 199,269 tonnes of ore produced solely at the Beaufor Mine in the previous year. The cash cost of production per ounce sold rose from US$374 in 2005 to US$538 in 2006.

The amount of royalties paid out in 2007 increased due to increased gold production at the Beaufor Mine, for which the Company has paid royalties of $30.00 per ounce to a third party on 50% of the ounces produced since November 2006. Prior to November 2006, the royalty was $12.50/ounce. The increase is also attributable to a 3% net smelter return (NSR) royalty payable since commercial production began at the Island Gold Mine in October 2007. No royalties were payable on the ounces of gold produced at the East Amphi Mine.

INVESTMENTS IN PROPERTY, PLANT AND EQUIPMENT

	2007	2006	2005
	$	$	$

Island Gold Mine	4,495	21,934	11,533
Beaufor Mine	1,060	1,706	2,771
East Amphi Mine	34	822	13,586
Other	582	597	426

	6,171	25,059	28,316

2007 ANNUAL REPORT	07

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)

(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

In 2007, the Company invested $21,270 at Island Gold mainly in development cost. This investment was reduced by $16,775 from precious metal sales during development activities. At Beaufor, the Company invested $1,060 mainly to replace the headframe structure.

The $18,888 decrease in investments in property, plant and equipment in 2007 compared with 2006 was mainly due to the application of proceeds, from precious metal sales as a reduction of development costs, during development activities at the Island Gold Mine of $16,775.

In 2006, the bulk of the Company’s investments, or a total of $21,934, was allocated to the Island Gold project. More modest investments were made at the Beaufor Mine and at other sites. In 2005, beyond the amounts invested at the Beaufor Mine and other site, the investments included $11,533 at the Island Gold property and $13,586 at the East Amphi advanced exploration project.

SUMMARY OF OPERATIONS

Island Gold Mine1

	2007	2006	2005

Tonnes	35,202	-	-
Head grade (g/t)	6.84	-	-
Recovery (%)	96.36
Recovered grade (g/t)	6.45
Ounces sold	7,302	-	-
Cash cost per ounce (US$)	621	-	-

Investment in property, plant and equipment (thousands of CAN$)[2]	4,495	21,934	11,533
Exploration expenses (thousands of CAN$)	505	264	141

Development metres	4,075	3,469	2,111

Metres of exploration drilling
Underground	12,940	28,149	7,903
Surface	-	10,602	-

[1]

In the consolidated financial statements, Richmont Mines consolidated 100% of the Island Gold project, in compliance with AcG-15, which stipulates that a holder of variable interests must consolidate the accounts if it intends to assume the majority of the expected losses and/or receive the majority of the residual returns of the variable interest entity (VIE). As Richmont Mines holds a 55% stake in the unincorporated joint venture, and as its share of the earnings and/or losses will differ from the percentage that it owns, the Company is therefore considered the primary beneficiary of the VIE.

[2]

During 2007, Richmont Mines applied exploration tax credits totalling $350. For the years 2005 and 2006, the information presented is attributable to the advanced exploration program, including development and exploration activities, performed during these periods.

The Island Gold Mine began commercial production on October 1, 2007. During the period October 1, 2007 to December 1, 2007, the Company processed 35,202 tonnes of ore, at an average recovered grade of 6.45 g/t, and 7,302 ounces of gold were sold at an average price of US$726 (CAN$780) per ounce. Prior to starting commercial production, a total of 23,031 ounces of gold were recovered in 2007 from the processing of development ore and mineralized material. Revenue of $16,775 generated during this nine-month period was applied against property, plant and equipment in accordance with generally accepted accounting standards.

08	RICHMONT MINES INC.

At the Island Gold Mine, Proven and Probable Reserves were estimated at 1,058,880 tonnes of ore at a grade of 8.39 g/t, for 285,536 ounces of gold at December 31, 2007. Measured and Indicated Resources totalled 192,422 ounces of gold while Inferred Resources were estimated at 193,350 ounces of gold. During the year, underground drilling confirmed an extension of the Island Zone to the east of previously defined resources. This drilling program yielded Indicated Resources of 179,404 tonnes at a grade of 9.17 g/t, for 52,892 ounces of gold and 21,140 tonnes at 8.27 g/t, for 5,621 ounces as Inferred Resources.

Further drilling will be completed in this area in 2008. The extension is strategically located near the exploration drift on the 190 level east of the Island Zone. Overall, more than 20,000 metres of definition and exploration drilling are planned for 2008 at Island Gold.

Beaufor Mine

	2007	2006	2005

Tonnes	97,429	139,513	199,269
Head grade (g/t)	8.47	5.62	5.81
Recovery (%)	98.72	98.56	98.51
Recovered grade (g/t)	8.36	5.54	5.72
Ounces sold	26,182	24,866	36,649
Cash cost per ounce (US$)	468	580	377

Investment in property, plant and equipment (thousands of CAN$)	1,060	1,706	2,771
Exploration expenses (thousands of CAN$)	1,874	1,342	862

Differed development metres	-	1,299	1,577

Metres of exploration drilling
Definition	3,095	18,513	21,524
Underground	15,768	17,803	13,023
Surface	9,389	4,789	-

During the year ended December 31, 2007, the Beaufor Mine processed 97,429 tonnes of ore at an average recovered grade of 8.36 g/t, and 26,182 ounces of gold were sold at an average price of US$693 (CAN$745) per ounce. The sectors mined in 2007 were some of the Company’s best-known sectors located near the Beaufor fault and demonstrated strong results and encouraging opportunity for continued production. In 2006, 139,513 tonnes of ore at an average recovered grade of 5.54 g/t were processed, and 24,866 ounces of gold were sold at an average price of US$598 (CAN$678). In 2005, 199,269 tonnes of ore at an average recovered grade of 5.72 g/t were processed, and 36,649 ounces of gold were sold at an average price of US$443 (CAN$537).

Proven and Probable Reserves at the Beaufor Mine increased more than 50% at December 31, 2007, to reach 75,632 ounces compared with 49,490 ounces of reserves at the end of 2006. Increases in reserves were related to exploration and development activities at the mine. Beaufor has had promising results as exploration activities in 2007 discovered several mineralized zones which translated into an increase of 30,278 ounces of Inferred Resources. The selective mining resulted in a reduction in cash cost per ounce to US$468 in 2007 from US$580 in 2006 despite a five week shutdown required to replace the headframe structure. In 2008, the Company plans to complete more than 42,000 metres of drilling, of which 19,500 metres are dedicated to further test the newly discovered Q Zone.

2007 ANNUAL REPORT	09

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)

(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

In 2006, the production rate was primarily affected by the reduced availability of long-hole stopes. This situation was due to the lack of continuity in the mineralized zones to the east of the Beaufor property. This situation, combined with the higher cost of materials, energy and salaries and the appreciation of the Canadian dollar relative to the U.S. dollar, were the main reasons for the increase in the production cash cost per ounce, which rose from US$377 in 2005 to US$580 in 2006.

East Amphi Mine

	2007	2006	2005

Tonnes	128,189	179,194	-
Head grade (g/t)	3.18	3.56	-
Recovery (%)	96.95	97.64	-
Recovered grade (g/t)	3.08	3.47	-
Ounces sold	12,709	20,000	-
Cash cost per ounce (US$)	492	485	-

Investment in property, plant and equipment (thousands of CAN$)[1]	34	822	13,586
Exploration expenses (thousands of CAN$)	-	248	200

Differed development metres	-	-	3,121

Metres of exploration drilling
Underground	-	2,395	19,913
Surface	-	2,018	2,373

[1]

For the year 2005, the information presented is attributable to the advanced exploration program, including development and exploration activities, performed during this period and Richmont Mines received exploration tax credits totalling $2,035.

In 2007, the East Amphi Mine processed 128,189 tonnes of ore at an average recovered grade of 3.08 g/t, and 12,709 ounces of gold were sold at an average price of US$695 (CAN$747) per ounce. Production ceased during the second quarter of 2007 and the remaining ore inventory was processed in the third quarter of 2007.

On June 29, 2007, the Company sold the East Amphi property and related surface equipment to Osisko Exploration Ltd. (TSX-V: OSK). The sale of the East Amphi property was first announced in May 2007 and was based on an appraisal of the A3 Zone as well as B2 and B North zones which indicated that a substantial investment was needed to gain access to the reserves as the grade fell short of expectations following exploration drilling.

In consideration for the sale of the East Amphi Property, Richmont received a cash payment of approximately $2,450; 909,000 common shares of Osisko, equivalent to a cash value of $5,000 based on the average closing price of the common shares of Osisko for the five trading days prior to the closing date, and 200,000 additional common shares of Osisko. Richmont will retain a royalty of 2% of NSR on a certain portion of the East Amphi property and an equivalent royalty on future production of up to 300,000 ounces of gold on another portion of the property.

From the period of February through December 2006, 179,194 tonnes of ore at an average recovered grade of 3.47 g/t were processed, yielding 20,000 ounces of gold sold at an average price of US$603 (CAN$684). Despite a grade that was weaker than expected, the cash cost of production met expectations at US$485 per ounce. No production took place in 2005 because East Amphi was in the advanced exploration stage at the time.

10	RICHMONT MINES INC.

Exploration properties

	2007 $	2006 $	2005 $

Exploration costs - Mines
Beaufor Mine	1,874	1,342	862
East Amphi Mine	-	248	200
Island Gold Mine	505	264	141

	2,379	1,854	1,203

Exploration costs - Other properties
Valentine Lake property	1,017	67	393
Golden Wonder property	665	-	-
Francoeur property	96	146	50
Wasamac property	46	54	40
Other properties	162	168	282
Project evaluation	124	583	509

	4,489	2,872	2,477

Exploration tax credits	(1,201)	(792)	(102)

	3,288	2,080	2,375

Valentine Lake Project

At Valentine Lake, Richmont Mines completed its commitment of $2.5 million in exploration work, as required by October 31, 2007 to earn the option to acquire a 70% interest in the Valentine Lake property. The Company is in the process of formalizing a joint venture agreement with Mountain Lake Resources and will be developing a plan for the further expansion and advancement of the main zone which contains Inferred Resources of 1,314,780 tonnes at 8.50 g/t Au (cut at 58 g/t Au), for a total of 359,480 ounces of gold.

Expenditures at Valentine Lake in 2007 were $1,017. High definition, helicopter-borne spectrometric and magnetic VLF surveys in June led to the identification of several drill targets and 2,281 metres of diamond drilling has been completed to evaluate eight targets.

Golden Wonder Project

On January 8, 2008, the Company announced the completion of the initial evaluation of the Golden Wonder project in Colorado and the related exercise of its option to acquire a 50% joint venture interest. Initial results are encouraging and the Company plans to continue exploration on this project.

2007 ANNUAL REPORT	11

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)

(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

The Golden Wonder Mine is a high-grade, epithermal deposit, with veins averaging two to three feet in width, located in the historically precious metal-rich Colorado Mineral Belt near the mining districts of Ouray, Telluride, Silverton and Creede. Previously in commercial production from 1998 through June 2006, the mine produced approximately 8,400 tons of ore with an average grade of 16 ounces/ton (oz/t) and yielded 133,701 ounces of gold. Mining operations were conducted between the third and sixth levels from two horizontal access drifts along the Gold Hill in the San Juan mountains. Exploration efforts in 1998 also included a 100 foot access down to the seventh level, with a horizontal extension on the seventh level of about 50 feet. The ore trends generally in a northeast direction with a north dipping of 75 to 80 degrees, and the mineralization is embedded in an altered felsic volcanic rock package. The main lower access is located on the sixth level and consists of a nine-by-nine foot trackless haulage crosscut over 1,000 feet in length.

Under the agreement, Richmont Mines will be required to invest US$3 million in certain project-related expenditures prior to September 1, 2008. Included in this amount will be expenditures for exploration and development of the property plus the option fee and project-related finder’s fees, of which over $0.5 million was paid for in 2007. Upon completion of its US$3 million investment, Richmont Mines will have the option to proceed with a formal joint venture in which the Company can earn a 50% interest in the Golden Wonder project, subject to additional expenditures of US$15 million over a fifty-six month period. Preliminary site work should start at the end of the first quarter of 2008 and exploration should be started in the second quarter.

Francoeur / Wasamac

Considering the recent increase in the gold price, Richmont is currently re-evaluating the potential of additional exploration at the Francoeur Mine where resources of 227,500 ounces were previously identified. The option agreement between Cadillac West and Richmont was terminated in 2007 as Cadillac West did not meet the required expenditures related to the option agreement. Richmont Mines owns 100% of the Norcoeur and Lac Fortune properties.

Camflo Northwest

Richmont Mines had the option to acquire a 50% interest in the property by investing $200 in exploration work prior to December 31, 2005 and an additional 30% by spending $125 before June 29, 2007. As of April 25, 2006, Richmont Mines had acquired a 50% interest in the Camflo Northwest property and an additional 30% interest was acquired in 2007 and now holds 80% of the Camflo Northwest property located in the Malartic Gold Camp.

ADMINISTRATION EXPENSES

	2007 $	2006 $	2005 $

Stock-based compensation	575	393	1,350
Other administration expenses	2,740	2,564	2,573

	3,315	2,957	3,923

12	RICHMONT MINES INC.

The increase in administrative expenses in 2007 compared with 2006 was related to higher stock-based compensation, which is a non-cash expense. Of the 620,000 options granted in 2007, 510,000 options represent renewals of expired options to directors and employees, and the balance of 110,000 options represents the granting of options to new employees or to employees who were promoted. The weighted-average fair value calculated according to the Black–Scholes model of evaluation at the date on which each option was granted was $1.06 compared with $1.42 in 2006 and $2.35 in 2005. The reduction in stock-based compensation in 2006 compared with 2005 was attributable to the granting in 2005 of 300,000 options to directors, with immediate vesting. No options were issued under these conditions in 2007 and 2006

WRITE-DOWN OF MINING ASSETS

In 2005, Richmont Mines recorded a write-down of the mining assets of the East Amphi property in the amount of $26,041. In view of its calculation of East Amphi’s reserves and resources at the time, as well as the investments already made, the Company reviewed the book value of this property according to the discounted future cash flow method in order to establish the fair value of the property’s mining assets. This method was based on revenue from proven and probable reserves, the production costs, the investment required to extract these reserves, and the residual value of the assets at the end of the project. The Company used US$500 per ounce as the price of gold and 1.15 (US$0.87) as the exchange rate, for a price in Canadian dollars of $575 per ounce. When the reduction of $3,135 in future mining and income taxes was taken into account, the net write-down was $22,906.

MINING AND INCOME TAX EXPENSE (RECOVERY)

	2007 $	2006 $	2005 $

Current	1,640	(885)	(2,959)
Future	(334)	(1,801)	479

	1,306	(2,686)	(2,480)

In 2007, current income taxes of $1,640 were comprised of federal and provincial taxes and mining taxes applicable to the year 2007 in the amount of $1,891, offset by $251 in adjustments for previous years not previously recorded. The tax expense calculated at the combined stationary rate was impacted by a reduction in the valuation allowance. The future income tax credit of $334 was mainly due to a reduction in liabilities for future mining taxes.

Unrecorded available tax credits of $350 was used during the year and applied against property, plant and equipment while $1,201 was applied against exploration expenses.

In 2006, Richmont had a tax recovery of $885 due principally to a federal tax refund of $955, resulting from the carry-back of losses to prior years and to a tax expense of $85 related to the $7,500 flow-through share financing completed in 2005. The $1,801 future income tax was attributable primarily to the recovery of $2,293 in future taxes related to the reduction in the valuation allowance. This reduction was related to the future income tax liability recognized during the year as a result of the issue of $7,500 in flow-through shares completed in December 2005, for which the Company renounced its tax deductions, to the benefit of the shareholders, in February 2006. Furthermore, a reduction of $578 in future tax assets, related to the reduction in valuation allowance for the subsidiary Louvem Mines Inc., diminished the future tax recovery.

2007 ANNUAL REPORT	13

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)

(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

The recovery of current income taxes in 2005 came principally from a refund of $1,368 in federal taxes following the carry-back of losses and from a refundable tax credit on mining duties in the amount of $1,634.

QUARTERLY REVIEW 2007

	Q1	Q2	Q3	Quarter Q4	Year 2007

PRINCIPAL FINANCIAL DATA
Revenue	10,237	12,736	4,777	10,321	38,071
Operating costs [1]	7,202	7,185	3,969	7,609	25,965
Administration	803	833	687	992	3,315
Exploration and project evaluation	301	(86)	1,807	1,266	3,288
Depreciation and depletion	1,631	2,302	618	1,077	5,628
Gain on disposal of mining assets [2]	(94)	(7,381)	(554)	(37)	(8,066)
Others [3]	68	1,071	(269)	400	1,270

Net earnings (loss)	326	8,812	(1,481)	(986)	6,671

Cash flow from (used in) operations	4,003	4,780	3,417	(389)	11,811
Investments in property, plant and equipment	2,054	(470)	2,011	2,576	6,171

Net earnings (loss) basic and diluted (CAN$)	0.01	0.36	(0.06)	(0.03)	0.28

Basic weighted average number of common shares outstanding (thousands)	24,242	24,219	24,108	24,053	24,159

OUNCES OF GOLD SOLD
Island Gold Mine	-	-	-	7,302	7,302
Beaufor Mine	6,211	12,597	3,761	3,613	26,182
East Amphi Mine	6,192	4,043	2,440	34	12,709

Total	12,403	16,640	6,201	10,949	46,193

KEY PER-OUNCE OF GOLD DATA
Selling price (CAN$)	771	731	716	778	751
Exchange rate (2007 average)	1.0748	1.0748	1.0748	1.0748	1.0748
Selling price (US$)	717	680	666	724	699
Cash cost (US$)
Island Gold Mine	-	-	-	621	621
Beaufor Mine	587	382	597	430	468
East Amphi Mine	487	453	578	-	492

Weighted average	537	399	590	556	499

Depreciation and depletion (US$)	99	114	73	79	96

Total cost (US$)	636	513	663	635	595

[1]	Expenses related to operating costs, royalty, custom milling and accretion expense of asset retirement obligations are included.
[2]	This gain was presented in revenue before fourth quarter.
[3]	Future mining and income tax expense (recovery) and minority interest are included.

14	RICHMONT MINES INC.

QUARTERLY REVIEW 2006

	Q1	Q2	Q3	Quarter Q4	Year 2006

PRINCIPAL FINANCIAL DATA
Revenue	8,130	9,485	7,826	7,448	32,889
Operating costs [1]	7,927	7,838	6,285	6,113	28,163
Administration	873	531	653	900	2,957
Exploration and project evaluation	456	513	796	315	2,080
Depreciation and depletion	678	788	710	970	3,146
Loss (gain) on disposal of mining assets [2]	45	(21)	(300)	(2,959)	(3,235)
Others [3]	(2,530)	(638)	120	(368)	(3,416)

Net earnings (loss)	681	474	(438)	2,477	3,194

Cash flow from operations	950	934	415	130	2,429
Investments in property, plant and equipment	5,246	6,455	8,112	5,246	25,059

KEY PER-SHARE DATA
Net earnings (loss) basic and diluted (CAN$)	0.03	0.02	(0.02)	0.11	0.14

Basic weighted average number of common shares outstanding (thousands)	20,995	22,109	24,238	24,225	22,904

OUNCES OF GOLD SOLD
Beaufor Mine	8,362	6,903	5,000	4,601	24,866
East Amphi Mine	3,746	6,100	5,653	4,501	20,000

Total	12,108	13,003	10,653	9,102	44,866

KEY PER-OUNCE OF GOLD DATA
Selling price (CAN$)	646	695	690	695	681
Exchange rate (2006 average)	1.1341	1.1341	1.1341	1.1341	1.1341
Selling price (US$)	570	613	608	613	600
Cash cost (US$)
Beaufor Mine	599	566	540	606	580
East Amphi Mine	515	483	468	485	485

Weighted average	573	527	502	547	538

Depreciation and depletion (US$)	42	47	51	85	55

Total cost (US$)	615	574	553	632	593

[1]	Expenses related to operating costs, royalty, custom milling and accretion expense of asset retirement obligations are included
[2]	This loss (gain) was presented in revenue before fourth quarter of 2007.
[3]	Future mining and income tax expense (recovery) and minority interest are included

2007 ANNUAL REPORT	15

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)

(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

ANNUAL REVIEW, 2003 TO 2007

(Years ended December 31)	2007	2006	2005	2004	2003

PRINCIPAL FINANCIAL DATA
Revenue	38,071	32,889	21,353	39,641	50,309
Operating costs [1]	25,965	28,163	17,642	27,658	31,327
Administration	3,315	2,957	3,923	3,037	2,772
Exploration and project evaluation	3,288	2,080	2,375	3,475	3,626
Depreciation and depletion	5,628	3,146	1,618	3,548	4,818
Mining and income taxes	1,306	(2,686)	(2,480)	631	1,726
Minority interest	(36)	(730)	6	560	1,005
Gain on the sale of mining assets [2]	(8,066)	(3,235)	(292)	-	-
Write-down of mining assets	-	-	26,041	-	-

Net earnings (loss)	6,671	3,194	(27,480)	732	5,035

Cash flow from (used in) operations	11,811	2,429	(3,996)	6,114	8,577
Investments in property, plant and equipment	6,171	25,059	28,316	11,441	9,276
Cash, cash equivalents and short-term investments	29,117	16,883	15,491	26,080	30,084
Working capital	33,970	21,171	21,877	25,925	31,184
Shareholders’ equity	61,813	54,690	40,464	45,412	43,608

KEY PER-SHARE DATA(CAN$)
Net earnings (loss)
Basic	0.28	0.14	(1.54)	0.05	0.32
Diluted	0.28	0.14	(1.54)	0.04	0.31
Basic weighted average number of common shares outstanding (thousands)	24,159	22,904	17,838	16,127	15,926
Shares outstanding (thousands)	24,053	24,180	20,994	16,170	16,074

OUNCES OF GOLD SOLD
Island Gold Mine	7,302	-	-	-	-
Beaufor Mine	26,182	24,866	36,649	52,623	55,774
East Amphi Mine	12,709	20,000	-	-	-
Hammerdown Mine	-	-	307	16,584	37,118

Total	46,193	44,866	36,956	69,207	92,892

KEY PER-OUNCE OF GOLD DATA
Selling price (CAN$)	751	681	537	534	518
Exchange rate	1.0748	1.1341	1.2116	1.3015	1.4015
Selling price (US$)	699	600	443	410	370
Cash cost (US$)
Island Gold Mine	621	-	-	-	-
Beaufor Mine	468	580	377	308	245
East Amphi Mine	492	485	-	-	-
Hammerdown Mine	-	-	15	251	230

Weighted average	499	538	374	294	240

Depreciation and depletion (US$)	96	55	23	35	35

Total cost (US$)	595	593	397	329	275

NUMBER OF EMPLOYEES (as of December 31)	262	305	257	180	232

[1]	Expenses related to operating costs, royalty, custom milling and accretion expense of asset retirement obligations are included
[2]	This gain was presented in revenue before fourth quarter of 2007.

16	RICHMONT MINES INC.

SUMMARY OF RESULTS FOR THE FOURTH QUARTER OF 2007

	2007	2006

Revenue	10,321	7,448
Expenses	11,307	4,971
Net earnings (loss)	(986)	2,477
Cash flow from (used in) operations	(389)	130

Total revenue increased $2,873 for the fourth quarter of 2007 compared with the fourth quarter of 2006 as a result of the increase in ounces of gold sold at a higher average price. The $6,336 increase in expenses was attributed to increased operating costs related to the start up of the Island Gold Mine, custom milling expenses at the Camflo Mill, exploration expenses associated with the Golden Wonder project. A gain on disposal of the Nugget Pond Property in 2006 reduced the expenses for the fourth quarter of last year.

CASH AND CASH EQUIVALENTS

On December 31, 2007, the Company had working capital of $33,970 compared with $21,171 on December 31, 2006. The increase was primarily the result of a $12,234 increase in cash and short-term investments due to higher cash generated from operations of $3,494 and proceeds of $8,536 realized on the sale of the assets of the East Amphi property. The cash balance was $27,291 on December 31, 2007 compared with $16,126 on December 31, 2006, an increase of 69%.

The total advance to Patricia Mining Corp., the minority partner in the Island Gold Mine, was $3,375 at December 31, 2007 ($4,500 at December 31, 2006). An amount of $1,500 ($1,125 at December 31, 2006) is presented in accounts receivable as it is reimbursable within the next twelve months. The total advance bears interest at prime rate plus 3% (effective rate of 9% in 2007 and 2006) and is to be reimbursed in 36 equal and consecutive monthly instalments, which started on April, 2007. This advance is secured by the 45% interest which the borrower has in the Island Gold Mine.

An amount of $159 included in accounts receivable which represents Patricia Mining Corp’s share of the November 2007 cash call of $90 and accrued interest of $69 had not been settled at December 31, 2007.

As at December 31, 2006, the Company had working capital of $21,171, compared with $21,877 as of December 31, 2005. Although investments in property, plant and equipment during the year totalled $25,059, this stability of working capital was attributable primarily to the financing completed in June 2006, which yielded the Company net proceeds of $13,777, the recovery of $4,892 in taxes, and proceeds of $2,250 realized on the sale of the assets of the Nugget Pond property.

CAPITAL RESOURCES

In 2007, Patricia Mining Corp., a 45% partner in the Island Gold Mine, paid a net amount of $1,440 in 2007 ($7,465 in 2006) as its proportional share of the investments made in this property.

The Company issued 102,000 common shares during 2007 and 143,300 common shares during 2006 following the exercise of options, for a total cash consideration of $183 and $334, respectively. In 2005, the Company issued 154,500 common shares following the exercise of options, for a total cash consideration of $290.

2007 ANNUAL REPORT	17

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)

(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Under its normal course issuer bid programs, which the Board of Directors deems an appropriate use of the Company’s funds considering the price of its common shares and the Company’s strong balance sheet and outlook, Richmont Mines bought back 229,000 common shares during 2007, 57,500 common shares in 2006 and 75,600 in 2005, for a total amount of $658, $171 and $346, respectively. The shares were cancelled immediately after their repurchase.

In 2006, Richmont Mines issued 3,100,000 common shares at $4.90 each, for gross proceeds of $15,190 as part of a financing by short-form prospectus concluded in June 2006, for net proceeds of $13,777. This financing was completed in order to fund the exploration and development of the Island Gold project and the ongoing exploration programs. In 2005, Richmont Mines issued 3,246,000 common shares at $4.90 each under a $15,905 private placement that was concluded on June 28. Net proceeds totalled $14,664 and were mainly used for the development of the East Amphi and Island Gold projects. On December 6, 2005, Richmont Mines issued 1,500,000 common flow-through shares at a price of $5.00 per share for gross proceeds of $7,500 that were used in 2006 for exploration at the Island Gold property. The net proceeds of this financing totalled $6,852.

In 2006, one of the Company’s subsidiaries, Louvem Mines Inc., bought back 35,000 common shares under its own share buyback program, for a total amount of $13. In 2005, it had bought back 141,000 common shares, for a total amount of $61.

After three years of active capital expenditures on its projects, Richmont Mines current investment forecast for its existing projects is limited and is expected to be funded with existing cash and cash equivalents and with cash flow from operations.

COMMITMENTS AND CONTINGENCY

The Company is subject to royalty payments on 50% of the production of the Beaufor Mine at the rate of $30 per ounce produced, a 3% royalty per ounce produced at the Island Gold Mine, and on other properties if such other properties are brought into commercial production.

On November 5, 2007 (with amendment dated December 21, 2007), the Company signed an agreement with LKA International, Inc. (“LKA”) to acquire an option with the intent of acquiring a 50% interest in the Golden Wonder property, located near Lake City, Colorado, USA. In accordance with the terms of the agreement, the Company paid an initial option payment in the amount of US$150 to evaluate the Golden Wonder property. In December 2007, the Company exercised the option and paid an additional amount of US$150. The Company must invest a total amount of US$3 million prior to September 1, 2008, including exploration and development expenditures, the option payment of US$300 and transaction costs. In order to maintain its rights in an option and joint venture agreement to be signed no later than September 1, 2008, the Company is committed to subscribe to US$1.5 million in common shares of LKA. The Company will subsequently have the option to invest supplementary amounts of US$3 million (during an 8-month period starting September 1, 2008), US$6 million (during the following 24-month period) and a final amount of US$6 million (during the 24-month period ending on April 30, 2013) to earn its 50% interest in the property. In accordance with the agreement, the Company will receive 50% of the net proceeds of gold sales made during all phases on the project.

RELATED PARTIES

The Company has not entered into any transactions with related parties.

18	RICHMONT MINES INC.

OFF-BALANCE-SHEET TRANSACTIONS

In 2007, 2006 and 2005, the Company was not involved in any off-balance-sheet transactions.

CHANGES TO ACCOUNTING POLICIES

On January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Sections 1530, “Comprehensive Income”, 3251, “Equity”, 3855, “Financial Instruments – Recognition and Measurement” and 3861, “Financial Instruments – Disclosure and Presentation”. These new Handbook Sections provide comprehensive requirements for the recognition, the measurement and the disclosure of financial instruments. Handbook Section 1530 establishes standards for reporting comprehensive income.

Comprehensive income is defined as the change in the Company’s net assets that results from transactions from sources other than the Company’s shareholders and includes items that would not normally be included in net earnings. Other comprehensive income refers to items recognized in comprehensive income but that are excluded from net earnings calculated in accordance with generally accepted accounting principles.

At the adoption date, all financial assets and liabilities are estimated and recorded at fair value. Subsequently, all financial instruments are classified into one of the following five categories: held-for-trading financial assets, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments are recorded on the consolidated balance sheet and are measured at fair value with the exception of loans and receivables, held-to-maturity investments and other financial liabilities, which are measured at amortized cost. Available-for-sale financial assets are measured at fair value with revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet.

As a result of the adoption of these standards, the Company has classified its cash and cash equivalents as assets held-for-trading, its short-term investments as available-for-sale financial assets, its accounts receivable and the advance to a minority partner as loans and receivables, and its accounts payable and accrued charges as other financial liabilities.

The adoption of sections 1530 and 3855 as of January 1st, 2007 had the impact of adjusting the opening balance of accumulated other comprehensive income by an amount of $323 to reflect the cumulative unrealized gains on available-for-sale investments at that date.

On January 1, 2007, the Company adopted the recommendations of Section 1506 of the CICA Handbook, “Accounting changes”. The revised section establishes criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and correction of errors. The adoption of these recommendations did not have any impact on the financial statements of the Company.

Financial instruments

In order to minimize the risks associated with fluctuations in the price of gold and exchange rates, Richmont Mines may, from time to time, use derivative financial instruments and short-term gold hedging contracts. As at December 31, 2007, 2006 and 2005, Richmont Mines had no gold hedging contracts and no currency exchange contracts. In these years, no gain or loss related to derivative financial instruments or to short-term gold hedging contracts was recorded in the financial statements.

2007 ANNUAL REPORT	19

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)

(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements requires the use of estimates and the formulation of assumptions that have a significant impact on revenue and expenses as well as on the amounts of assets and liabilities. The following factors represent the estimates that management considers the most significant and for which the actual amounts may differ considerably and affect operating results.

Mineral reserves

The main parametres used to determine the mineral reserves are the following:

	2007	2006	2005

Gold (US$/ounce)	650	513	450
Exchange rate (US$/CAN$)	1.00	1.12	1.20
Gold (CAN$/ounce)	650	575	540

Property, plant and equipment

The costs related to the development of a mining property are recorded at the time when the property shows potential for development. When commercial production begins, these capitalized development costs and construction costs are amortized over the mineral reserves of the deposit. The mineral reserves are estimated by professional geologists and engineers according to industry standards and the estimated future prices of metals, operating costs and technical parametres. The annual tests for depreciation are carried-out by using the same parametres and the estimated residual value of the equipment. Changes to any key estimate of assumption may result in a considerable reduction of mineral reserves, which could have a negative impact on the book value of these properties, plants and equipments.

For 2008, the assumptions used in the asset valuation process were a price of US$850 per ounce of gold and an exchange rate of 1.00. For 2009 and 2010, a price of US$650 per ounce of gold and an exchange rate of 1.00 were used in order to estimate future revenue.

Asset retirement obligations

The future costs of the restoration of a mining site are estimated according to the projected cost of labour, the known environmental impact and the effectiveness of measures to repair and restore the site. The time frame for making the expenditures is subject to changes related to the continuity of operations and to the discovery of new reserves.

Option-based compensation

The Company grants stock options as part of its compensation program. The prevalent Black-Scholes model is used to evaluate the cost of these options. This model requires management to make a number of estimates.

20	RICHMONT MINES INC.

Future mining and income taxes

The Company accounts for mining and income taxes under the asset and liability method. Under this method, future tax assets and liabilities are recognized for the tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using current tax rates or tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The impact on future tax assets and liabilities of a change in tax rates is recognized in the statement of earnings in the year in which the revised tax rate comes into effect.

FUTURE ACCOUNTING PRONOUNCEMENTS

Capital disclosures

In December 2006, the CICA adopted Section 1535 of the Handbook, “Capital disclosures”, which applies to years beginning on or after October 1, 2007. This section establishes standards for disclosing information about an entity’s capital and how it is managed. The Company is currently evaluating the requirements of the new standards regarding disclosure and presentation of such information.

Financial instruments – disclosures and presentation

In December 2006, the CICA adopted two new Handbook sections: Section 3862, “Financial instruments – disclosures” and Section 3863, “Financial instruments – presentation”. Together, these two sections replace Section 3861, “Financial instruments – disclosures and presentation” and apply to years beginning on or after October 1, 2007. These Sections require additional disclosure, particularly regarding the documentation of risks. The Company is currently evaluating the requirements of the new standards regarding disclosure and presentation of such information.

Inventories

In June 2007, the CICA issued Section 3031, “Inventories”, which replaces Section 3030 and harmonizes the Canadian standards related to inventories with International Financial Reporting Standards (“IFRS”). This Section provides changes to the measurement and more extensive guidance on the determination of cost, including allocation of overhead; it reduces the number of methods available to determine cost; it requires impairment testing; and it expands the disclosure requirements to increase transparency. This Section applies to interim and annual financial statements beginning on or after January 1, 2008. The Company has not yet determined the impact of adopting this standard on its consolidated financial statements.

2007 ANNUAL REPORT	21

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)

(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

GENERAL ANNUAL INFORMATION

Labour relations

Richmont Mines offers its employees a compensation package including attractive benefits and a stock-option plan for management. The current collective bargaining agreement of the hourly employees at the Camflo Mill was approved in February 2007 and expires on December 31, 2009. The Company employed a total of 262 workers and 46 contractors as at December 31, 2007. Work safety is a priority for Richmont Mines, and the Company spares no effort in this regard; there is a very active health and safety committee at the Beaufor Mine and the Camflo Mill, and Richmont Mines has a good record of health and safety in the workplace. At the Island Gold Mine, where the health and safety record covers only a relatively short period, procedures for health and safety at the workplace have been instituted, in compliance with the laws applicable in Ontario.

Environment

Since respect for the environment is one of the main preoccupations of the management of Richmont Mines, every effort is made to respect increasingly strict environmental regulations. The Company provides for the adequate closure of its operating sites once reserves are depleted. In 2007, Richmont Mines guaranteed the restoration of its mining sites through letters of credit, in the amount of $1,308. Tailings sites are one of the most critical environmental concerns for gold producers. Richmont Mines’ tailings sites are not acid-generating, which greatly simplifies future site-restoration projects and reduces their cost.

Disclosure controls and internal controls over financial reporting

Management, including the President and Chief Executive Officer and the Financial Director has designed disclosure controls and procedures, or has caused them to be designed under their supervision, to provide reasonable assurance that material information relating to the Company has been made known to them and has been properly disclosed in the annual regulatory filings.

An evaluation was carried out, under management supervision, of the effectiveness of the Company’s disclosure controls and procedures, as of December 31, 2007, as defined in Exchange Act Rules 13a-15(e) and15d-15(e). Based on this evaluation, the management has concluded that the design and operation of these disclosure controls and procedures were effective.

Management, including the President and Chief Executive Officer and the Financial Director has also designed internal controls over financial reporting, or has caused them to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.

An evaluation was carried out, under management supervision, of the effectiveness of our internal control over financial reporting, as of December 31, 2007, using the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management has concluded that internal control over financial reporting was effective as of December 31, 2007.

22	RICHMONT MINES INC.

There were no changes in Company’s internal controls over financial reporting during fiscal year 2007 that have materially affected, or are reasonably likely to materially affect, its internal controls over financial reporting.

Risks and uncertainties

In the normal course of operations, the mining industry involves exposure to numerous risks that can affect the performance of companies such as Richmont Mines. Some of the critical factors that must be taken into account when evaluating a mining company are as follows: the company must assume responsibility for replacing its gold reserves, maintaining satisfactory grades, dealing with a certain amount of uncertainty associated with exploration, respecting the environment at all times by preparing site restoration plans, providing for the well-being of its workers so as to avoid labour disputes and ensuring their safety by preventing mining accidents. The profitability of a gold producer is also directly linked to factors beyond its control, such as gold prices, exchange rates, inflation, interest rates and changes to effective regulations. Richmont Mines has consistently met these challenges while paving the way for a promising and profitable future.

Risks Associated with the Mining Industry

Speculative Nature of the Mining Industry

The gold mining industry is highly speculative in nature. There is no assurance that Richmont Mines’ mineral development and exploration activities will be successful. Success in increasing reserves is a result of a number of factors, including the Company’s level of geological and technical expertise, the geological composition of land available for exploration and other factors. Once gold mineralization is discovered, it may take several years to identify, delineate and evaluate resources, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable reserves through drilling, to determine the optimal metallurgical process to extract the metals from the ore and, in the case of new properties, to construct mining and processing facilities. As a result of these uncertainties, no assurance can be given that the Company’s exploration programs will result in the expansion or replacement of current reserves with new reserves.

Mining Risks

Because it holds interests in several mines, the Company is subject to risks and hazards inherent to the mining industry, including:

▪	fluctuations in commodity prices;

▪	costs of constructing and operating a mine, as well as processing and refining facilities, in a specific environment;

▪	availability of economic sources of energy and adequacy of water supply;

▪	adequate access to the site, including competing land uses and unanticipated transportation costs, delays and repair costs resulting from equipment failure;

▪	data on which engineering assumptions are made;

2007 ANNUAL REPORT	23

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)

(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

▪

changes in the regulatory environment (including regulations relating to prices, permits, royalties, duties, taxes, restrictions on production, quotas on exportation of minerals, as well as the costs of protection of the environment and agricultural lands);

▪	industrial accidents and labour actions or unrest;

▪	unusual or unexpected geological or geotechnical formations;

▪	unanticipated ground or water conditions;

▪	slope failure, rock bursts, cave-ins, failure of pitwalls or dams and fire;

▪	environmental hazards, including discharge of pollutants or hazardous chemicals;

▪	unanticipated grade and tonnage of ore to be mined and processed;

▪	unusual or unexpected adverse operating conditions;

▪	hazards involved in the drilling and mining of ore;

▪	availability of qualified workforce;

▪	natural phenomena and “acts of God” such as inclement weather conditions, floods, earthquakes and other phenomena.

The occurrence of any of these factors could materially and adversely affect the Company’s business, financial condition, results of operations and cash flow. These occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. These factors may cause a mineral deposit that has been mined profitably in the past to become unprofitable. Also, it is not unusual in new mining operations to experience unexpected problems during the start-up phase, and delays often can occur in the commencement of production. No assurance can be given that current exploration programs will result in any commercial mining operation.

The processing of ore may subject Richmont Mines to liability under environmental legislation resulting from a failure to maintain dams around tailing disposal areas. Richmont Mines may become subject to liability for pollution, cave-ins or other hazards against which it cannot insure, due to political or other reasons, or against which it may elect not to insure because of high premium costs or for other reasons. This can result in delayed production, increase in production costs or liability. Paying compensation for obligations resulting from such liability may be very costly and could have an adverse effect on the Company’s financial position.

24	RICHMONT MINES INC.

Failure to Achieve Production Estimates

The ore reserves presented in the Company’s public disclosure materials are in large part estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. There are numerous uncertainties inherent in estimating proven and probable reserves including many factors beyond the Company’s control. The estimation of reserves is a complex and subjective process and the accuracy of any such estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Reserve estimates may require revision based on various factors such as actual production experience, exploration results, market price fluctuations of gold, results of drilling, metallurgical testing, production costs or recovery rates. These factors may render the proven and probable reserves unprofitable to develop at a particular property or for a specific mine. Any material reduction in estimates of the Company’s reserves or its ability to extract these reserves could have a material adverse effect on its future cash flow, results of operations and financial condition.

Also, the grade of ore mined may differ from that indicated by drilling results, which variation may have an adverse impact on production results. In addition, the reliability of estimates of future production might also be affected by factors such as weather, strikes and environmental occurrences.

The Company’s failure to achieve its production estimates could have a material and adverse effect on any or all of the Company’s future cash flows, results of operation and financial condition. The Company’s annual production estimates are developed based on, among other things, mining experience, reserve estimates, assumptions regarding ground conditions and physical characteristics of ores (such as hardness and presence or absence of certain metallurgical characteristics) and estimated rates and costs of production. Actual production may vary from estimates for a variety of reasons, including risks and hazards of the types discussed above.

Additional Reserves for Gold Production

Because mines have limited lives based on proven and probable reserves, the Company must continually perform exploration and development to replace and expand its reserves as they are depleted. The Company’s ability to maintain or increase its annual production of gold will be dependent in significant part on its ability to bring certain projects into production and to expand existing operations. There are a number of uncertainties inherent in any exploration program relating to, amongst other things, the location of economic mineral reserves, the development of appropriate metallurgical processes, the receipt of necessary governmental permits and the construction of mining and processing facilities and the appropriate financing thereof. Accordingly, there can be no assurance that the Company’s exploration programs will yield new mineral reserves to replace mined reserves and to expand current mineral reserves.

2007 ANNUAL REPORT	25

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)

(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Exploration and Development Risks

The exploration process generally begins with the identification and appraisal of mineral prospects. Exploration and development projects have no operating history upon which to base estimates of future operating costs and capital requirements. Mining projects frequently require a number of years and significant expenditures during the mine development phase before production is possible. Development projects are subject to the completion of successful feasibility studies and environmental assessments, issuance of necessary governmental permits and receipt of adequate financing. The economic feasibility of development projects is based on many factors such as:

▪	estimation of reserves;

▪	anticipated metallurgical recoveries;

▪	environmental considerations and permitting;

▪	future gold prices; and

▪	anticipated capital and operating costs of such projects.

Exploration and development of mineral deposits thus involve significant financial risks which a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. A mine must generate sufficient revenue to offset operating and development costs such as the costs required to establish reserves by drilling, to develop metallurgical processes, to construct facilities and to extract and process metals from the ore. Once in production, it is impossible to determine whether current exploration and development programs at any given mine will result in the establishment of new reserves.

Fluctuations in Gold Prices and Currencies

The profitability of the Company is directly related to the market price of gold. Gold prices fluctuate considerably and are affected by numerous factors beyond the Company’s control, such as industrial and jewellery demand, inflation and expectations with respect to the rate of inflation, the strength of the U.S. dollar and of other currencies, interest rates, gold sales by central banks, forward sales by producers, production and cost levels, changes in investment trends and international monetary systems and changes in the supply and demand for gold on the public and private markets. The gold market is characterized by significant above-ground reserves which can dramatically affect the price should a portion of these reserves be brought to market. Gold price is sometimes subject to rapid short-term changes because of speculative activities. If gold prices were to decline significantly or for an extended period of time, the Company might be unable to continue its operations, develop its properties or fulfill its obligations under its agreements with its partners or under its permits and licenses. As a result, the Company might lose its interest in, or be forced to sell, some of its properties.

26	RICHMONT MINES INC.

The following table sets out the annual average gold price (London PM fix) over the past five years:

	(US$)	Exchange rate	(CAN$)

2003	363	1.40	509
2004	410	1.30	534
2005	444	1.21	538
2006	604	1.13	685
2007	695	1.07	744

When calculating its mineral reserve estimates, the estimate of the price of gold used by the Company for each of its mines was CAN$650 per ounce. In the event of a sustained, significant drop in gold price, the Company may be required to re-evaluate its assets, resulting in reduced estimates of reserves and resources and in material write-downs of the Company’s investment in mining properties and increased amortization, reclamation and closure charges.

Furthermore, since gold price is established in US dollars, a significant increase in the value of the Canadian dollar relative to the US dollar coupled with stable or declining gold prices could adversely affect Richmont Mines’ results with respect to the sale of gold.

Competition

The mining industry is intensely competitive and the Company is in competition with other mining companies for the acquisition of interests in precious and other metal or mineral mining properties. In the pursuit of such acquisition opportunities, the Company competes with other Canadian and foreign companies that may have substantially greater financial and other resources. As a result of this competition, the Company may be unable to maintain or acquire attractive mining properties on acceptable terms, or at all. Although the Company has acquired many such assets in the past, there can be no assurance that its acquisition efforts will succeed in the future.

Title to Properties

While the Company has verified title to its properties according to usual industry standards for the stage of development of such properties, the procedures undertaken do not guarantee the Company’s title. Properties may be subject to prior registered and unregistered agreements or transfers or aboriginal land claims, and title may be affected by undetected defects. In addition, transfers of title to certain properties of the Company are in the process of being completed. There may be valid challenges to the title of the Company’s properties which, if successful, could impair development and/or operations. Certain of the properties in which the Company has an interest are registered in the names of entities which are not controlled by the Company. The Company’s interest in those properties is evidenced by the agreement between the Company and the registered owner. In addition to challenges to the registered holder’s title, the Company is subject to the risk that the Company may not have the ability to enforce each of the terms of the relevant contract in certain circumstances. Moreover, where the Company’s interest in a property is less than 100%, the Company’s entitlement to, and obligations in respect of, the property are subject to the terms of the agreement relating to that property, which in certain circumstances may be the subject of differing interpretations as between the parties to that agreement.

2007 ANNUAL REPORT	27

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)

(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Laws and Regulations

The Company’s mining operations and exploration activities are subject to various laws and regulations governing the environment, agricultural zoning, prospecting, development, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, mine safety and other matters.

The Canadian mining industry is subject to federal and provincial environmental protection legislation. This legislation imposes high standards on the mining industry in order to reduce or eliminate the effects of waste generated by extraction and processing operations and subsequently emitted into the air or water. Consequently, drilling, refining, extracting and milling are all subject to the restrictions imposed by this legislation. In addition, the construction and commercial operation of a mine typically entail compliance with applicable environmental legislation and review processes, as well as the obtaining of permits, particularly for the use of the land, permits for the use of water, and similar authorizations from various government bodies. Compliance with such laws and regulations increases the costs of planning, designing, drilling, developing, constructing, operating and closing mines and other facilities. There can be no assurance that additional significant costs and liabilities will not be incurred to comply with current and future requirements.

All of the Company’s operations are subject to reclamation, site restoration and closure requirements. Costs related to ongoing site restoration programs are expensed when incurred. The Company calculates its estimates of the ultimate reclamation liability based on current laws and regulations and the expected future costs to be incurred in reclaiming, restoring and closing its operating mine sites. It is possible that the Company’s estimates of its ultimate reclamation liability could change as a result of possible changes in laws and regulations and changes in cost estimates.

Failure to comply with applicable laws and regulations may result in enforcement actions thereunder, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

The Company believes that it is in compliance with all current laws and regulations material to its activities. However, new or expanded environmental regulations, if adopted, or more stringent enforcement of existing laws and regulations, could affect the Company’s projects or otherwise have a material adverse effect on its operations. As a result, expenditures on any and all projects, actual production quantities and rates and cash operating costs, among other things, may be materially and adversely affected and may differ materially from anticipated expenditures, production quantities and rates, and costs, and estimated production dates may be delayed materially, in each case. Any such event would materially and adversely affect the Company’s business, financial condition, results of operations and cash flows.

28	RICHMONT MINES INC.

Insurance

The Company carries insurance against property damage and comprehensive general liability insurance for all operations. It is also insured against gold and silver bullion thefts and losses of goods in transit. Such insurance, however, contains exclusions and limitations on coverage. No assurance can be provided that such insurance will continue to be available, will be at economically acceptably premiums or will be adequate to cover any liability. In some cases, risk coverage is not available or considered too expensive relative to the perceived risk.

Risks not insured against include mine cave-ins, mine flooding or other comparable hazards. Furthermore, there are risks attributable to most types of environmental pollution against which the Company cannot insure or against which it has elected not to insure.

Requirement of Additional Financing

The continuing development of the Company’s properties will depend upon the Company’s ability to obtain financing through the joint venturing of projects, debt financing, and equity financing or other means. No assurance can be given that the Company will be successful in obtaining the required financing on acceptable terms, if at all.

Permits and Licenses

Mineral exploration and mining activities may only be conducted by entities that have obtained or renewed exploration or mining permits and licenses in accordance with the relevant mining laws and regulations. No guarantee can be given that the necessary exploration and mining permits and licenses will be issued to the Company or, if they are issued, that they will be renewed, or that the Company will be in a position to comply with all conditions that are imposed.

Nearly all mining projects require government approval. There can be no certainty that these approvals will be granted to the Company in a timely manner, or at all.

Joint Ventures

No assurance can be provided that the Company’s joint venture partners will not veto the Company’s plans for its business and prevent the Company from achieving its objectives.

Mining projects are often conducted through an unincorporated joint venture or an incorporated joint venture company. Joint ventures can often require unanimous approval of the parties to the joint venture or their representatives for certain fundamental decisions such as an increase or reduction of registered capital, merger, division, dissolution, amendment of the constating documents, and the pledge of the joint venture assets, which means that each joint venture party has a veto right with respect to such decisions which could lead to a deadlock.

Dependence on Personnel

The Company’s ability to manage growth effectively will require the Company to continue to implement and improve the Company’s management systems and to recruit and train new employees. Although the Company has done so in the past, the Company cannot assure that it will be successful in attracting and retraining skilled and experienced personnel.

2007 ANNUAL REPORT	29

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)

(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Risks Inherent in Acquisitions

The Company is actively pursuing the acquisition of advanced exploration, development and production assets consistent with its acquisition and growth strategy. From time to time, the Company may also acquire securities of or other interests in companies with respect to which the Company may enter into acquisition or other transactions. Acquisition transactions involve inherent risks, including:

▪	accurately assessing the value, strengths, weaknesses, contingent and other liabilities and potential profitability of acquisition candidates;

▪	ability to achieve identified and anticipated operating and financial synergies;

▪	unanticipated costs;

▪	diversion of management attention from existing business;

▪	potential loss of key employees or the key employees of any business the Company acquires;

▪	unanticipated changes in business, industry or general economic conditions that affect the assumptions underlying the acquisition; and

▪	decline in the value of acquired properties, companies or securities.

Any one or more of these factors or other risks could cause the Company not to realize the benefits anticipated to result from the acquisition of properties or companies, and could have a material adverse effect on the Company’s ability to grow and on the Company’s financial condition.

While the Company continues to seek acquisition opportunities consistent with its acquisition and growth strategy, the Company cannot be certain that it will be able to identify additional suitable acquisition candidates available for sale at reasonable prices, to consummate any acquisition, or to integrate any acquired business into its operations successfully. Acquisitions may involve a number of special risks, circumstances or legal liabilities, some or all of which could have a material adverse effect on the Company’s business, results of operations and financial condition. Risks related to acquiring and operating acquired properties and companies could have a material adverse effect on the Company’s results of operations and financial condition. In addition, to acquire properties and companies, the Company would use available cash, incur debt, issue common shares or other securities, or a combination of any one or more of these. This could limit the Company’s flexibility to raise capital, to operate, explore and develop its properties and to make additional acquisitions, and could further dilute and decrease the trading price of the common shares. When evaluating an acquisition opportunity, the Company cannot be certain that it will have correctly identified and managed the risks and costs inherent in the business that it is acquiring.

From time to time, the Company engages in discussions and activities with respect to possible acquisitions. At any given time, discussions and activities can be in process on a number of initiatives, each at different stages of development. The Company can provide no assurance that any potential transaction will be successfully completed, and, if completed, that the business acquired will be successfully integrated into the Company’s operations. If the Company fails to manage its acquisition and growth strategy successfully it could have a material adverse effect on its business, results of operations and financial condition.

30	RICHMONT MINES INC.

Risks related to the Company’s Common Shares

Fluctuation in Share Price

The market price of the Company’s common shares may fluctuate due to a variety of factors relative to the Company’s business, including the announcement of expanded exploration, development and production activities by Richmont Mines and its competitors, gold price volatility, exchange rate fluctuations, consolidations, dispositions, acquisitions and financings, changes or restatements in the amount of the Company’s mineral reserves or resources, fluctuations in the Company’s operating results, sales of the Company’s common shares in the marketplace, failure to meet analysts’ expectations, changes in quarterly revenue or earnings estimates made by the investment community, speculation in the press or investment community about Richmont Mines’ strategic position, results of operations, business or significant transactions, and general conditions in the mining industry or the worldwide economy. There can be no assurance that the market price of the Company’s common shares will not continue to experience significant fluctuations in the future, including fluctuations that are unrelated to the Company’s performance.

Sales of Common Shares

Sales of substantial amounts of the Company’s common shares, or the availability of Company’s common shares for sale, could adversely affect the prevailing market prices for the Company’s common shares. A decline in the market price of the Company’s common shares could impair the Company’s ability to raise additional capital through the sale of securities should the Company desire to do so.

Equity Financing

The Company may require additional funds to fund its capital expenditures programs and potential acquisitions. If the Company raises additional funding by issuing additional equity securities, such financing may substantially dilute the interests of its shareholders.

Existing Agreements Provide for Additional Issuances of Common Shares

The Company may issue additional Company’s common shares in the future pursuant to existing agreements.

Dividend Policy

The Company has not declared or paid any dividends on its Company’s common shares since its incorporation. Richmont Mines has no current plans to pay dividends on its Company’s common shares. Its present policy is to retain earnings to finance its capital expenditures program. The Board of Directors assesses its dividend policy on a yearly basis. In the future, the Board of Directors will declare dividends according to its assessment of the financial position of the Company, taking into account its financing requirements for future growth and other factors that the Board of Directors may deem relevant in the circumstances.

2007 ANNUAL REPORT	31

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)

(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

National Instrument 43-101

The reserve and resource estimations of the Island Gold and the Beaufor mines as at December 31, 2007 were performed by qualified persons as defined by NI 43-101. For Island Gold Mine, the estimation was prepared by Ms. Nicole Rioux, Geo., of Genivar, and for Beaufor Mine by Richard Dubuc, P. Geo, an employee of Richmont Mines Inc. These reserves and resources estimations were supervised and reviewed by Mr. Jules Riopel, M.Sc. P. Geo., MBA, Director Geology and Exploration, an employee of Richmont Mines Inc.

The resources calculations of the Island Gold property, filed on November 2006, was performed by Ms. Nicole Rioux, Geo., and Mr. Michel Garon, Eng. of Genivar, two qualified persons as defined by NI 43-101. The reserves calculation of Beaufor Mine as at December 31, 2006 was prepared by qualified persons as defined under the terms of this standard and was supervised by Mr. François Chabot, Geo., of Golder and Associates, a qualified person under the terms of this standard.

Cautionary note to US investors concerning resource estimates

Resource estimates

The resource estimates in this Management’s Discussion and Analysis were prepared in accordance with National Instrument 43-101 adopted by the Canadian Securities Administrators. The requirements of National Instrument 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”). In this Management’s Discussion and Analysis, we use the terms “measured,” “indicated” and “inferred” resources; although these terms are recognized and required to be used in Canada, the SEC does not recognize them. The SEC permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that constitute “reserves.” Under United States standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. United States investors should not assume that all or any portion of a measured or indicated resource will ever be converted into “reserves.” Further, “inferred resources” have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and United States investors should not assume that “inferred resources” exist or can be legally or economically mined, or that they will ever be upgraded to a more certain category.

Compliance with Canadian Securities Regulations

This Annual Report is intended to comply with the requirements of the Toronto Stock Exchange and applicable Canadian securities legislation, which differ in certain respects from the rules and regulations promulgated under the United States Securities Exchange Act of 1934, as amended (“Exchange Act”), as promulgated by the SEC.

US investors are urged to consider the disclosure in our annual report on Form 20-F, File No. 001-14598, as filed with the SEC under the Exchange Act, which may be obtained from us (without cost) or from the SEC’s Web site: http://sec.gov/edgar.shtml.

32	RICHMONT MINES INC.

Forward-looking statements

This Management’s Discussion and Analysis contains forward-looking statements that include risks and uncertainties. When used in this Report, the words “estimate,” “project,” “anticipate,” “expect,” “intend,” “believe,” “hope,” “may” and similar expressions, as well as “will,” “shall” and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made. These forward-looking statements involve risks, uncertainties and other factors that in some cases have affected our historical results and could cause actual results in the future to differ significantly from the results anticipated in forward-looking statements made in this Report. Important factors that could cause such a difference are discussed in this Report, particularly in the sections entitled “Risks and uncertainties” and this “Management’s Discussion and Analysis.” You are cautioned not to place undue reliance on the forward-looking statements.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include variations in the prevailing price of gold, the Canadian–United States exchange rate, the grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other factors, such as uncertainties regarding government regulations, could also affect the results. Other risks may be detailed in Richmont Mines’ Annual Information Form, Annual Report and periodic reports. We undertake no obligation to update or revise our forward-looking statements, whether as a result of new information, future events or otherwise.

Additional information and continued disclosure

This Management’s Discussion and Analysis was prepared as of March 31, 2008. The Company regularly discloses additional information through news releases, quarterly financial statements and its annual information form (AIF) on the SEDAR Web site (www.sedar.com) and through Richmont Mines’ Web site (www.richmont-mines.com).

Common shares

	2007	2006	2005

Weighted average outstanding	24,159,357	22,903,984	17,837,886
Issued and outstanding	24,053,353	24,180,353	20,994,553
Diluted	26,076,353	26,298,053	23,032,553
Closing price on December 31 (TSX)	3.14	2.80	4.35

Toronto Stock Exchange (TSX) (CAN$)

2007	Share volume	High	Low	Close

First quarter	2,278,055	3.30	2.56	3.01
Second quarter	2,869,995	4.00	2.84	2.98
Third quarter	2,398,822	3.10	2.65	2.83
Fourth quarter	2,002,473	3.79	2.91	3.14
Annual summary	9,549,345	4.00	2.56	3.14

American Stock Exchange (AMEX) (US$)

2007	Share volume	High	Low	Close

First quarter	3,531,702	2.82	2.19	2.57
Second quarter	2,964,900	3.44	2.49	2.75
Third quarter	2,438,700	3.05	2.50	2.95
Fourth quarter	5,484,858	4.07	2.95	3.25
Annual summary	14,420,160	4.07	2.19	3.25

2007 ANNUAL REPORT	33

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)

(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

TABLE OF RESERVES AND RESOURCES

		December 31, 2007			December 31, 2006
	Tonnes (metric)	Grade (g/t Au)	Ounces contained	Tonnes (metric)	Grade (g/t Au)	Ounces contained

Island Gold Mine[1]
Proven reserves [2]	369,325	8.91	105,773	-	-	-
Probable reserves [2]	689,555	8.11	179,763	-	-	-
Measured resources	8,135	6.45	1,687	68,524	11.80	25,995
Indicated resources	582,032	10.19	190,735	451,205	11.27	163,435
Inferred resources	613,635	9.80	193,350	196,916	10.16	64,949

Beaufor Mine
Proven reserves [2]	90,822	7.56	22,085	66,167	6.90	14,676
Probable reserves [2]	164,879	10.10	53,547	118,703	9.12	34,814
Measured resources	101,160	5.73	18,639	78,642	5.94	15,029
Indicated resources	591,534	6.45	122,628	532,823	7.79	133,365
Inferred resources	133,962	7.03	30,278	-	-	-

East Amphi Mine[3]
Proven reserves [2]	-	-	-	99,909	3.67	11,789
Probable reserves [2]	-	-	-	-	-	-
Measured resources	-	-	-	131,697	6.93	29,347
Indicated resources	-	-	-	735,397	5.72	135,207
Inferred resources	-	-	-	319,937	5.91	60,775

GOLD PROJECTS
Francoeur
Indicated resources	885,000	7.90	227,500	885,000	7.90	227,500

Valentine Lake [4]
Inferred resources	920,000	8.50	251,600	920,000	8.50	251,600

Wasamac
Inferred resources	1,282,000	6.92	285,200	1,282,000	6.92	285,200

TOTAL GOLD
Proven and probable reserves	1,314,581	8.55	361,168	284,779	6.69	61,279
Measured and indicated resources	2,167,861	8.05	561,189	2,883,288	7.87	729,878
Inferred resources	2,949,597	8.02	760,428	2,718,853	7.58	662,524

[1]	Presented at 100%, Richmont Mines’ share – 55%
[2]	In 2007, based on a price of US$650/oz and an exchange rate of 1.00 (in 2006, a price of US$513 and an exchange rate of 1.12)
[3]	Sold in June 2007
[4]	Richmont Mines’ share – Option to acquire 70%

DEFINITIONS OF RESERVES AND RESOURCES

Mineral Reserves

Mineral reserves are sub-divided in order of increasing confidence into Probable Mineral Reserves and Proven Mineral Reserves. A Probable Mineral Reserve provides a lower level of confidence than a Proven Mineral Reserve. A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a preliminary feasibility study. Such study must include adequate information on mining, processing, metallurgical, economic parametres and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

34	RICHMONT MINES INC.

DEFINITIONS OF RESERVES AND RESOURCES (SUITE)

Proven Mineral Reserves

A Proven Mineral Reserve is the economically mineable part of a Measured Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic parametres and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Probable Mineral Reserves

A Probable Mineral Reserve is the economically mineable part of an Indicated Mineral Resource and, in some cases, a Measured Mineral Resource, demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic parametres, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Mineral Resources

Mineral Resources are sub-divided in order of increasing confidence into Inferred, Indicated and Measured categories. An Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource. An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource. A Mineral Resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form or quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

Measured Mineral Resources

A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parametres to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, underground workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Indicated Mineral Resources

An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parametres to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, underground workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Inferred Mineral Resources

An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, underground workings and drill holes.

2007 ANNUAL REPORT	35

MANAGEMENT’S REPORT

Management is responsible for preparing the consolidated financial statements and for any other information contained in the annual report. The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and are approved by the Board of Directors. These statements include amounts based on estimates and judgments. All the financial information contained in the report is representative of the data presented in the consolidated financial statements.

The management of Richmont Mines Inc. is required to establish and maintain adequate internal control over financial reporting. Richmont Mines Inc.’s internal control over financial reporting is a process designed under the supervision of the President and Chief Executive Officer and the Financial Director to provide reasonable assurance of the reliability of the Company’s financial information and the preparation of the Company’s financial statements for the publication of financial information in accordance with Canadian generally accepted accounting principles.

The Board of Directors of the Company is responsible for ensuring that management fulfils its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board carries out this responsibility principally through its Audit Committee. This Committee meets periodically with management, as well as the external auditors, to discuss auditing matters and to review the consolidated financial statements. The Audit Committee reports its findings to the Board for its consideration when approving the consolidated financial statements for issuance to the shareholders. The external auditors, Raymond Chabot Grant Thornton LLP, have free access to the Audit Committee.

Martin Rivard	Nicole Veilleux
President and Chief Executive Officer	Financial Director

February 8, 2008

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934 (United States) and Canadian securities regulations, for Richmont Mines Inc. We have carried out an evaluation of the effectiveness of our internal control over financial reporting with the participation of our President and Chief Executive Officer and our Financial Director, as of the end of our fiscal year ended December 31, 2007. The framework on which such evaluation was based is contained in the report entitled Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Although there are inherent limitations in the effectiveness of any system of internal control over financial reporting, based on our evaluation, we have concluded that our internal control over financial reporting was effective as of December 31, 2007.

Raymond Chabot Grant Thornton LLP, our independent registered public accounting firm, has issued an attestation report on the effectiveness of internal control over financial reporting at Richmont Mines Inc. as of December 31, 2007, which is included herein.

Martin Rivard	Nicole Veilleux
President and Chief Executive Officer	Financial Director

February 8, 2008

36	RICHMONT MINES INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Shareholders of Richmont Mines Inc.:

We have audited Richmont Mines Inc.’s internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Richmont Mines Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on Richmont Mines Inc.’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Richmont Mines Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control – Integrated Framework issued by COSO.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Richmont Mines Inc. as of December 31, 2007 and the consolidated statements of earnings, comprehensive income, accumulated comprehensive income, deficit and cash flows for the year ended December 31, 2007 and our report dated February 8, 2008 expressed an unqualified opinion on those consolidated financial statements.

Chartered Accountants

Montreal, Canada
February 8, 2008

2007 ANNUAL REPORT	37

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Richmont Mines Inc.:

We have audited the consolidated balance sheet of Richmont Mines Inc. as of December 31, 2007 and the consolidated statements of earnings, comprehensive income, accumulated comprehensive income, deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2007 and the results of its operations and its cash flows for the year ended December 31, 2007 in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements as at December 31, 2006 and for the years ended in each year of the two year period ended December 31, 2006 were audited by other auditors who expressed an opinion without reservation on those consolidated financial statements in their report dated February 2, 2007.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Richmont Mines Inc.’s internal control over financial reporting as at December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated February 8, 2008 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Chartered Accountants

Montreal, Canada
February 8, 2008

COMMENTS BY AUDITORS FOR AMERICAN READERS ON CANADA – US REPORTING DIFFERENCES

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company’s financial statements, such as the changes described in Note 2 to the consolidated financial statements. Our report to the shareholders dated February 8, 2008 expressed in accordance with Canadian reporting standards which does not require a reference to such change in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the consolidated financial statements.

Chartered Accountants

Montreal, Canada
February 8, 2008

38	RICHMONT MINES INC.

CONSOLIDATED STATEMENTS OF EARNINGS

Years ended December 31 (in thousands of Canadian dollars)

	2007 $	2006 $	2005 $

REVENUE
Precious metals	34,691	30,539	19,845
Other (note 3)	3,380	2,350	1,508

	38,071	32,889	21,353

EXPENSES
Operating costs	24,199	27,169	16,522
Royalties	565	189	231
Custom milling	1,023	591	722
Administration	3,315	2,957	3,923
Exploration and project evaluation (note 4)	3,288	2,080	2,375
Accretion expense - asset retirement obligations (note 5)	178	214	167
Depreciation and depletion	5,628	3,146	1,618
Gain on disposal of mining assets (note 6)	(8,066)	(3,235)	(292)
Write-down of mining assets (note 7)	-	-	26,041

	30,130	33,111	51,307

EARNINGS (LOSS) BEFORE OTHER ITEMS	7,941	(222)	(29,954)

MINING AND INCOME TAXES (note 8)	1,306	(2,686)	(2,480)

	6,635	2,464	(27,474)

MINORITY INTEREST	(36)	(730)	6

NET EARNINGS (LOSS)	6,671	3,194	(27,480)

NET EARNINGS (LOSS) PER SHARE (note 9)
basic and diluted	0.28	0.14	(1.54)

BASIC WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (thousands)	24,159	22,904	17,838

DILUTED WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (thousands)	24,138	22,844	17,838

The accompanying notes are an integral part of the consolidated financial statements.

2007 ANNUAL REPORT	39

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME AND DEFICIT

Years ended December 31 (in thousands of Canadian dollars)

	2007 $	2006 $	2005 $

COMPREHENSIVE INCOME
Net earnings (loss)	6,671	3,194	(27,480)

Comprehensive income, net of income taxes:
Change in unrealized gain on available-for-sale investments	473	-	-
Realized gains on available-for-sale investments included in earnings	(444)	-	-

	29	-	-

Comprehensive income (loss)	6,700	3,194	(27,480)

DEFICIT

BALANCE, BEGINNING OF YEAR	(11,241)	(14,410)	13,280

Net earnings (loss)	6,671	3,194	(27,480)

Redemption of shares (note 14)	(77)	(25)	(210)

BALANCE, END OF YEAR	(4,647)	(11,241)	(14,410)

ACCUMULATED OTHER COMPREHENSIVE INCOME

Adjustment due to the adoption of CICA Handbook Section 3855 for the cumulative unrealized gain on available-for- sale investments as at January 1st, 2007 (note 2a)	323

Changes in other comprehensive income for the year	29

BALANCE, END OF YEAR	352

The accompanying notes are an integral part of the consolidated financial statements.

40	RICHMONT MINES

CONSOLIDATED BALANCE SHEETS

Years ended December 31 (in thousands of Canadian dollars)

	2007 $	2006 $

ASSETS

CURRENT ASSETS
Cash and cash equivalents	27,291	16,126
Short-term investments (note 10)	1,826	757
Accounts receivable (note 12)	2,859	2,599
Mining and income taxes receivable	1,677	2,192
Inventories (note 11)	5,438	5,393

	39,091	27,067

ADVANCE TO A MINORITY PARTNER (note 12)	1,875	3,375

PROPERTY, PLANT AND EQUIPMENT (note 13)	45,010	48,001

FUTURE MINING AND INCOME TAXES (note 8)	-	55

	85,976	78,498

LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued charges	5,005	5,853
Mining and income taxes payable	116	43

	5,121	5,896

ASSET RETIREMENT OBLIGATIONS (note 5)	3,358	3,333

MINORITY INTEREST	14,238	12,745

FUTURE MINING AND INCOME TAXES (note 8)	1,446	1,834

	24,163	23,808

SHAREHOLDERS’ EQUITY

Capital stock (note 14)	61,016	61,340
Contributed surplus (note 15)	5,092	4,591
Deficit	(4,647)	(11,241)
Accumulated other comprehensive income	352	-

	61,813	54,690

	85,976	78,498

Commitments (note 18)

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board:

Jean-Guy Rivard Director	Réjean Houle Director

2007 ANNUAL REPORT	41

CONSOLIDATED STATEMENTS OF CASH FLOW

Years ended December 31 (in thousands of Canadian dollars)

	2007 $	2006 $	2005 $

CASH FLOW FROM (USED IN) OPERATING ACTIVITIES
Net earnings (loss)	6,671	3,194	(27,480)
Adjustments for:
Depreciation and depletion	5,628	3,146	1,618
Stock-based compensation	575	393	1,350
Accretion expense - asset retirement obligations	178	214	167
Gain on disposal of mining assets	(8,042)	(3,270)	(292)
Write-down of mining assets	-	-	26,041
Minority interest	(36)	(730)	6
Future mining and income taxes	(334)	(1,801)	479

	4,640	1,146	1,889

Net change in non-cash working capital items (note 16)	7,171	1,283	(5,885)

	11,811	2,429	(3,996)

CASH FLOW USED IN INVESTING ACTIVITIES
Disposal of mining assets	3,435	2,685	292
Property, plant and equipment - Island Gold Mine	(4,495)	(21,934)	(11,533)
Property, plant and equipment - Beaufor Mine	(1,060)	(1,706)	(2,771)
Property, plant and equipment - East Amphi Mine	(34)	(822)	(13,586)
Other property, plant and equipment	(582)	(597)	(426)
Cash received from an advance to a minority partner	1,125	1,300	-
Redemption of shares held by minority interests	-	(13)	(61)

	(1,611)	(21,087)	(28,085)

CASH FLOW FROM FINANCING ACTIVITIES
Issue of common shares	183	15,524	23,695
Redemption of common shares	(658)	(171)	(346)
Common share issue costs	-	(1,413)	(1,859)
Contribution from a minority partner	1,440	6,165	-

	965	20,105	21,490

Net increase (decrease) in cash and cash equivalents	11,165	1,447	(10,591)

Cash and cash equivalents, beginning of year	16,126	14,679	25,270

Cash and cash equivalents, end of year	27,291	16,126	14,679

The accompanying notes are an integral part of the consolidated financial statements.

42	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2007, 2006 and 2005 (in thousands of Canadian dollars)

Richmont Mines Inc. (the “Company”), incorporated under Part 1A of the Quebec Companies Act, is engaged in mining, exploration and development of mining properties, principally gold.

1.	Significant accounting policies

The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles. As described in note 21, these principles differ in certain material respects from the principles that the Company would have followed had its consolidated financial statements been prepared in accordance with generally accepted accounting principles in the United States, after taking into account the restatement, made during the year ended December 31, 2006, for the capitalization of exploration and development costs for the year ended December 31,2005. The significant accounting policies followed by the Company are as follows:

a)	Basis of consolidation

These consolidated financial statements reflect the accounts of the Company and of its subsidiaries: Camflo Mill Inc. and Louvem Mines Inc.

All inter-company transactions have been eliminated.

The Company’s 55% interest in the Island Gold Mine is consolidated using the principles outlined in AcG-15, on the consolidation of variable interest entities due to an agreement for the financing of the interest held by the other participant of the development costs of the project.

b)	Revenue recognition

Precious metals revenue, based upon spot metal prices, is recorded when rights and obligations related to ownership are transferred to the purchaser. Milling revenue is recorded when the service of ore processing is rendered.

c)	Cash and cash equivalents

Cash and cash equivalents comprise cash and short-term investments with original maturity dates of less than 90 days.

d)	Short-term investments

Short-term investments are recorded at market value.

e)	Inventories

Supply inventories and ore inventories are valued at the lower of average cost and replacement cost. Precious metal inventories are valued at the lower of average cost and net realizable value.

f)	Exploration properties

The acquisition costs of exploration properties are capitalized as property, plant and equipment. Mining exploration expenditures are expensed as incurred until the date when the property is identified as having a development potential.

g)	Property, plant and equipment

Property, plant and equipment are recorded at cost, net of related government assistance. Expenditures incurred on properties identified as having development potential are capitalized as property, plant and equipment. Costs include interest on funds borrowed during a construction period and future costs of asset retirement. Upon commencement of commercial production, construction costs are transferred to the various categories of property, plant and equipment. Property, plant and equipment at mine sites are depreciated in accordance with the number of ounces sold. The depreciation rate is calculated according to the units-of-production method, using proven and probable reserves. Depreciation of corporate assets is calculated using the straight-line method based on their anticipated useful life.

The Company periodically reviews the carrying amount of its property, plant and equipment. When the net carrying value of an asset exceeds the sum of the undiscounted estimated future cash flows expected to result from its use and eventual disposal, a write-down is recorded to reflect fair value and an impairment loss is recorded in the results of operations. The fair value is based on the present value of the estimated future cash flows.

2007 ANNUAL REPORT	43

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Years ended December 31, 2007, 2006 and 2005 (in thousands of Canadian dollars)

1.	Significant accounting policies (continued)

g)	Property, plant and equipment (continued)

Net estimated future cash flows, on an undiscounted basis from each mine are calculated based on anticipated future metal production (proven and probable reserves), estimated future realized metal prices, operating, capital and site restoration expenses and estimated future foreign exchange rates.

h)	Future mining and income taxes

The Company accounts for mining and income taxes under the asset and liability method. Under this method, future tax assets and liabilities are recognized for the tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using current tax rates or tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The impact on future tax assets and liabilities of a change in tax rates is recognized in the statement of earnings in the year in which the revised tax rate comes into effect.

The Company renounces to tax deductions relating to resource expenditures that are financed by the issuance of flow-through shares to the benefit of its shareholders, in accordance with current tax legislation. Future income taxes related to the temporary differences created by this renouncement are recorded, at the time that the Company renounces to its right to these deductions and the offset is recorded as a reduction of capital stock.

i)	Environmental costs

The Company is subject to environmental laws and regulations enacted by federal and provincial authorities. Environmental expenditures that will benefit the Company in future years are recorded at cost and capitalized as part of property, plant and equipment. Depreciation and depletion are charged to earnings over the estimated future benefit period of the assets. Environmental expenditures, that are not expected to provide a benefit to the Company in future periods, are accrued and expensed to earnings, on a site-by-site basis, when a requirement to remedy an environmental exposure is probable and a cost can be reasonably estimated.

j)	Asset retirement obligations

Total estimated cash flow required to settle the obligations arising from environmentally acceptable closure plans are discounted based on the credit-adjusted risk-free interest rate and are recorded as a liability with a corresponding increase to property, plant and equipment and, thereafter, depreciated in accordance with the units-of-production method using proven and probable reserves. The asset retirement obligations are adjusted for accumulated accretion in accordance with the expected timing of payment of the cash flow required to settle these obligations.

k)	Foreign currency translation

Transactions pertaining to the statement of earnings are translated at the rate of exchange prevailing at the date of the transaction. Monetary assets and liabilities resulting from these transactions are translated at the rate of exchange in effect at the balance sheet date. Exchange gains or losses are included in earnings of the year.

l)	Exploration tax credits

Exploration tax credits are recorded as a reduction of exploration expenses or as a reduction of property, plant and equipment.

m)	Net earnings (loss) per share

Net earnings (loss) per share are the result of net earnings (loss) divided by the weighted average number of shares outstanding during the year. Diluted earnings per share are determined by taking into account the dilutive effect of arrangements to issue common shares as if these arrangements were exercised at the beginning of the year or at the grant date when the grant date occurs after the beginning of the year. The treasury-stock method is used to determine the dilutive effect of stock options. This method assumes that the proceeds from the exercise of stock options are used to redeem common shares at the average trade price during the year.

44	RICHMONT MINES INC.

n)	Guarantees

A guarantee is a contract or an indemnification agreement that contingently requires the Company to make payments (either in cash, financial instruments, other assets, the issuance of shares or providing services) to the other party, following, i) changes to an interest rate, a foreign exchange rate, a stock price, the price of a commodity, an index, a fair value or another element that is related to an asset, a liability or an equity security of the other party, ii) a third party failure to perform under an obligation agreement or iii) the default by a third party to reimburse its debt when it becomes due. In management’s opinion, the Company does not have significant guarantees, other than those disclosed in notes 5 and 18.

o)	Stock-based compensation

The Company uses the fair value method based on the Black-Scholes pricing model to record the compensation cost related to the issue of stock options to its employees, its directors and its officers over the vesting period with a corresponding credit to contributed surplus.

p)	Pension plan

The Company maintains a defined contribution plan covering all of its employees. The plan is funded by Company contributions based on a percentage of employee salaries. The Company does not offer any other post-retirement benefits to its employees.

q)	Use of estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of related revenue and expenses. Significant areas requiring the use of management estimates relate to the useful life of assets for amortization and depletion purposes and for the evaluation of their net recoverable amount, the calculation of the asset retirement obligations, the calculation of stock-based compensation and mining and income taxes. Accordingly, actual results could differ from these estimates.

2.	Accounting changes

a)	2007 Accounting changes

On January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Sections 1530, “Comprehensive Income”, 3251, “Equity”, 3855, “Financial Instruments – Recognition and Measurement” and 3861, “Financial Instruments – Disclosure and Presentation”. These new Handbook Sections provide comprehensive requirements for the recognition, the measurement and the disclosure of financial instruments. Handbook Section 1530 establishes standards for reporting comprehensive income.

Comprehensive income is defined as the change in the Company’s net assets that results from transactions from sources other than the Company’s shareholders and includes items that would not normally be included in net earnings. Other comprehensive income refers to items recognized in comprehensive income but that are excluded from net earnings calculated in accordance with generally accepted accounting principles.

At the adoption date, all financial assets and liabilities are estimated and recorded at fair value. Subsequently, all financial instruments are classified into one of the following five categories: held-for-trading financial assets, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments are recorded on the consolidated balance sheet and are measured at fair value with the exception of loans and receivables, held-to-maturity investments and other financial liabilities, which are measured at amortized cost.

Available-for-sale financial assets are measured at fair value with revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet.

As a result of the adoption of these standards, the Company has classified its cash and cash equivalents as assets held-for-trading, its short-term investments as available-for-sale financial assets, its accounts receivable and the advance to a minority partner as loans and receivables, and its accounts payable and accrued charges as other financial liabilities.

2007 ANNUAL REPORT	45

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Years ended December 31, 2007, 2006 and 2005 (in thousands of Canadian dollars)

2.	Accounting changes (continued)

a)	2007 Accounting changes (continued)

The adoption of sections 1530 and 3855 as of January 1st, 2007 had the impact of adjusting the opening balance of accumulated other comprehensive income by an amount of $323 to reflect the cumulative unrealized gains on available-for-sale investments at that date.

On January 1, 2007, the Company adopted the recommendations of Section 1506 of the CICA Handbook, Accounting changes. The revised section establishes criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and correction of errors. The adoption of these recommendations did not have any impact on the financial statements of the Company.

b)	Future accounting changes

Capital disclosures

In December 2006, the CICA adopted Section 1535 of the Handbook, Capital disclosures, which applies to years beginning on or after October 1, 2007. This section establishes standards for disclosing information about an entity’s capital and how it is managed. The Company is currently evaluating the requirements of the new standards regarding disclosure and presentation of such information.

Financial instruments – disclosures and presentation

In December 2006, the CICA adopted two new Handbook sections: Section 3862, Financial instruments – disclosures and Section 3863, Financial instruments – presentation. Together, these two sections replace Section 3861, Financial instruments – disclosures and presentation and apply to years beginning on or after October 1, 2007. These Sections require additional disclosure, particularly regarding the documentation of risks. The Company is currently evaluating the requirements of the new standards regarding disclosure and presentation of such information.

Inventories

In June 2007, the CICA issued Section 3031, Inventories, which replaces Section 3030 and harmonizes the Canadian standards related to inventories with International Financial Reporting Standards (“IFRS”). This Section provides changes to the measurement and more extensive guidance on the determination of cost, including allocation of overhead; it reduces the number of methods available to determine cost; it requires impairment testing; and it expands the disclosure requirements to increase transparency. This Section applies to interim and annual financial statements beginning on or after January 1, 2008. The Company has not yet determined the impact of adopting this standard on its consolidated financial statements.

3.	Other revenue

Other revenue includes interest income on cash and variation on fair value on cash equivalents of $706, gain on disposal of short-term investments and revenue from custom milling.

4.	Exploration and project evaluation

	2007	2006	2005
	$	$	$

Beaufor Mine	1,874	1,342	862
Island Gold Mine	505	264	141
Francoeur / Wasamac properties	142	200	90
Valentine Lake property	1,017	67	393
Camflo Northwest property	112	4	68
Golden Wonder property a)	665	-	-
Other properties	50	412	414
Project evaluation	124	583	509

	4,489	2,872	2,477

Exploration tax credits	(1,201)	(792)	(102)

	3,288	2,080	2,375

46	RICHMONT MINES INC.

	a)	In December 2007, the Company exercised its option to acquire a 50% joint venture interest in the Golden Wonder property located near Lake City, Colorado, USA. (See note 18)

5.	Asset retirement obligations

The Company’s production and exploration activities are subject to various federal and provincial laws and regulations governing the protection of the environment. These laws and regulations are continually changing and are generally becoming more restrictive. The Company conducts its operations so as to protect public health and the environment. The Company has therefore recorded the asset retirement obligations of its mining sites based on management’s best estimate of the future costs. Such estimates are, however, subject to change based on modifications to laws and regulations or as new information becomes available.

a)	Information used in the calculation of obligations

The following table sets forth the assumptions used in the calculation of the asset retirement obligations for the year ended December 31, 2007:

	Total amount of the estimated cash flow $	Cash flow payment schedule	Credit-adjusted risk-free rate %

Beaufor Mine	391	2011	5.5
Camflo Mill	2,381	2010	5.5
Island Gold Mine	901	2010	5.5
Francoeur property	193	2010	5.5

	3,866

b)	Changes in obligations

The following table sets forth the evolution of the asset retirement obligations for the years ended December 31, 2007, 2006 and 2005:

	2007 $	2006 $	2005 $

Balance, beginning of year	3,333	3,789	2,968
Accretion expense	178	214	167
Changes to estimated cash flow	-	39	-
Settlement of obligations	-	-	(16)
New liability related to the acquisition of the Island Gold project	-	-	670
Decrease related to the disposal of properties	(153)	(709)	-

Balance, end of year	3,358	3,333	3,789

c)	Letters of credit

As at December 31, 2007, the Company has available a credit facility in the amount of $3,000 for the issuance of letters of credit as guarantee for the settlement of asset retirement obligations. The credit facility has a fixed cost of 0.75%. The following table provides the allocation of these letters of credit as at December 31, 2007:

	2007 $	Date of renewal

Camflo Mill	1,227	July 20, 2008
Beaufor Mine	27	August 11, 2008
Francoeur property	54	August 11, 2008

	1,308

2007 ANNUAL REPORT	47

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Years ended December 31, 2007, 2006 and 2005 (in thousands of Canadian dollars)

5.	Asset retirement obligations (continued)

c)	Letters of credit (continued)

As at December 31, 2006, the Company had guaranteed the restoration of its mining sites by the pledge of letters of credit amounting to $1,391.

As at December 31, 2006 and 2007, the Island Gold property has been pledged by third party to the Ontario Ministry of Northern Development and Mines in the amount of $578.

6.	Gain on disposal of mining assets

The gain on disposal of mining assets includes the following items:

	2007 $	2006 $	2005 $

East Amphi property a)	7,439	-	-
Nugget Pond property b)	-	3,224	-
Other mining equipment	627	11	292

	8,066	3,235	292

a)

The mining operation at the East Amphi Mine ceased at the end of June 2007, following the depletion of its reserves. Work required for the closure of mining activities was completed in August 2007. In 2007, the Company generated precious metal revenue from the milling of ore extracted until the end of June 2007 and assumed the closing costs.

On June 29, 2007, the Company concluded the sale of its East Amphi property in Quebec (including some service buildings, the rights, the mining concession and the exploration and drilling data) to Osisko Exploration Ltd. (“Osisko”) in exchange for a cash payment of $2,450 and a total of 1,109,000 common shares of Osisko valued at $6,086 of which 1,009,000 have been sold for a net amount of $5,543. The Company retains a net smelter return royalty of 2% on a specified portion of the future production of the East Amphi property and a similar royalty on future production of up to 300,000 ounces of gold on another portion of the property.

Under this agreement, the Company has agreed to pay any amount in excess of $300 that Osisko incurs for the rehabilitation work of the mine for a period of six months starting from the date of the mine’s definitive closure. Taking into account existing provisions of $129 included in accounts payable and accrued charges, management of the Company estimates that, at this time, no additional expenses will be incurred to this effect.

The gain on disposal of the East Amphi property was calculated net of transaction costs and the book value of the assets sold.

b)

In October 2006, the Company sold the Nugget Pond property and gold mill located in Newfoundland for a cash consideration of $2,250 and $300 in shares of a public company. Following this sale, the Company wrote-down the asset retirement obligations relating to this property in the amount of $709. The transaction costs were taken into account in the calculation of the gain on disposal of this property

7.	Write-down of mining assets

In 2005, the Company recorded a non-cash expense of $26,041 related to the reduction of the carrying value of the East Amphi property following the establishment of proven and probable reserves. The Company used the discounted future cash flow method to establish the fair value of this mining asset.

8.	Mining and income taxes

The income tax expense (recovery) attributable to earnings (loss) differs from the amounts computed by applying the combined federal and provincial income tax rate of 33.39% (32.27% in 2006 and 33.55% in 2005) to earnings (loss) before mining and income taxes as a result of the following:

48	RICHMONT MINES INC.

	2007 $	2006 $	2005 $

Earnings (loss) before mining and income taxes	7,941	(222)	(29,954)

Tax expense (recovery) at combined statutory rate	2,651	(72)	(10,050)
Increase (decrease) in mining and income taxes resulting from:
Resource allowance deduction	-	32	109
Deductible mining taxes	(558)	-	-
Change in the valuation allowance	(1,130)	(2,293)	9,060
Impact of the change in tax rates	80	625	(573)
Tax benefits not recorded previously	(197)	(784)	65
Other	101	(125)	354

Income taxes	947	(2,617)	(1,035)
Large corporation tax	-	39	-
Mining duties	359	(108)	(1,445)

Total mining and income tax expense (recovery)	1,306	(2,686)	(2,480)

Mining and income tax expense (recovery) attributable to earnings (loss) consist of:

	2007 $	2006 $	2005 $

Current	1,640	(885)	(2,959)
Future	(334)	(1,801)	479

	1,306	(2,686)	(2,480)

2007 ANNUAL REPORT	49

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Years ended December 31, 2007, 2006 and 2005 (in thousands of Canadian dollars)

8.	Mining and income taxes (continued)

The tax effect of temporary differences, that give rise to significant portions of the future tax assets and future tax liabilities at December 31, 2007 and 2006, are presented below:

	2007 $	2006 $

Long-term future tax asset:
Property, plant and equipment	4,283	8,093
Asset retirement obligations	1,066	1,059
Share issue costs	494	752
Losses carried forward	821	513
Deductible future mining taxes	353	-

Future tax asset	7,017	10,417
Less valuation allowance	(6,522)	(7,653)

	495	2,764

Long-term future tax liability:
Property, plant and equipment	(1,941)	(1 217)
Flow-through share financing	-	(3 326)

	(1,941)	(4,543)

Net long-term future tax liability	(1,446)	(1,779)

As presented on consolidated balance sheets:
Future mining and income tax asset	-	55
Future mining and income tax liability	(1,446)	(1,834)

	(1,446)	(1,779)

Non-refundable provincial tax credits of $4,572 and non-refundable federal tax credits of $2,181, which may be used within the next ten to twenty years to reduce income taxes otherwise payable, have not been accounted for by the Company.

9.	Net earnings (loss) per share

	2007 $	2006 $	2005 $

Net earnings (loss) attributable to common shareholders ($)	6,671	3,194	(27,480)

Weighted average number of shares outstanding (thousands)	24,159	22,904	17,838
Effect of dilutive share purchase options (thousands)	(21)	(60)	-

Weighted average number of dilutive shares outstanding (thousands)	24,138	22,844	17,838

Basic earnings (loss) per share ($)	0.28	0.14	(1.54)
Diluted earnings (loss) per share ($)	0.28	0.14	(1.54)

10.	Short-term investments

Short-term investments include investments in shares of publicly-traded companies. At December 31, 2006, these investments were carried at the lower of cost and market value. At that date, the market value was $1,080.

50	RICHMONT MINES INC.

11.	Inventories

	2007 $	2006 $

Precious metals	210	1,462
Ore	3,663	2,593
Supplies	1,565	1,338

	5,438	5,393

12.	Advance to a minority partner

The total advance to Patricia Mining Corp., the minority partner in the Island Gold Mine, is $3,375 as at December 31, 2007 ($4,500 as at December 31, 2006). An amount of $1,500 ($1,125 as at December 31, 2006) is presented in accounts receivable as it is reimbursable within the next twelve months. The total advance bears interest at prime rate plus 3% (effective rate of 9% in 2007 and 2006) and is to be reimbursed in 36 equal and consecutive monthly instalments, which started on April 1, 2007. This advance is secured by the 45% interest which the borrower has in the property jointly owned with the Company.

An amount of $159 included in accounts receivable which represents Patricia Mining Corp’s share of the November 2007 cash call of $90 and accrued interests of $69 had not been settled at December 31, 2007.

13.	Property, plant and equipment

	Cost $	Accumulated depreciation and depletion $	2007 Net book value $	Cost $	Accumulated depreciation and depletion $	2006 Net book value $

Mining properties	1,442	818	624	6,792	6,037	755
Development costs a)	42,033	6,965	35 068	10,164	5,169	4,995
Buildings	5,502	1,973	3 529	2,719	1,505	1,214
Equipment	9,294	4,228	5 066	7,860	3,603	4,257
Asset retirement costs	1,930	1,207	723	2,227	1,375	852

	60,201	15,191	45,010	29,762	17,689	12,073

Projects under development b)	-	-	-	35,928	-	35,928

Total	60,201	15,191	45,010	65,690	17,689	48,001

a)	In 2007, exploration tax credits of $350 ($2,035 in 2005) were applied as a reduction of development costs.

b)

Proceeds from precious metal sales from development activities of the Island Gold Property of $16,775 were applied as a reduction of development costs in 2007 ($1,543 in 2006 applied to costs from projects under development).

As at October 1, 2007, the Island Gold Project entered into commercial production. All project under development costs, which totalled $37,177 at that date, were transferred to the applicable categories of property, plant and equipment.

2007 ANNUAL REPORT	51

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Years ended December 31, 2007, 2006 and 2005 (in thousands of Canadian dollars)

14.	Capital stock

Authorized: Unlimited number of common shares with no par value

	Number of shares (thousands	)	2007 Amount $	Number of shares (thousands	)	2006 Amount $	Number of shares (thousands	)	2005 Amount $

Issued and paid:
Common shares
Balance, beginning of year	24,180		61,340	20,994		50,600	16,170		29,237
Issue of shares for cash a)
Common	-		-	3,100		15,190	3,246		15,905
Exercise of stock options	102		257	143		409	154		306
Flow through	-		-	-		-	1,500		7,500
Common share issue costs a)	-		-	-		(1,413)	-		(1,905)
Renouncement of tax deductions b)	-		-	-		(3,300)	-		(308)
Redemption of shares c)	(229)		(581)	(57)		(146)	(76)		(135)

Balance, end of year	24,053		61,016	24,180		61,340	20,994		50,600

a)	Issue of shares

In 2006, the Company issued, through a public offering, 3,100,000 common shares. The Company received cash proceeds of $15,190. An amount of $1,413 was incurred as share issue costs.

In 2005, the Company issued, through a private placement, 3,246,000 common shares and 1,500,000 flow-through shares. The Company received cash proceeds of $15,905 and $7,500, respectively. Share issue costs related of those transactions totalled $1,905.

b)	Renouncement of tax deductions

In accordance with the 2005 flow-through share agreements of $7,500, the Company has renounced the related tax deductions in the amount of $3,300 with a corresponding amount presented as future income tax liabilities.

c)	Redemption of shares

In December 2007, the Company made a normal course issuer bid to purchase its outstanding common shares. The Company may purchase between December 5, 2007 and December 4, 2008, up to 1,200,000 common shares, representing approximately 5% of the 24,053,353 common shares of the Company issued and outstanding on November 30, 2007.

In 2007, the Company redeemed 229,000 common shares for $658 in cash. This transaction increased the deficit by $77.

In 2006, the Company redeemed 57,500 common shares for $171 in cash. This transaction increased the deficit by $25.

In 2005, the Company redeemed 75,600 common shares for $345 in cash. This transaction increased the deficit by $210.

d)	Stock Option Purchase Plan

The Company has a Stock Option Purchase Plan under which options to acquire common shares may be granted to its directors, officers, employees and non-employees. According to this plan, established in 1995 and amended in 1997, 2002, 2003 and 2007, the Company may grant options for up to 4,444,400 common shares. The exercise price of each option is the market price of the Company’s stock on the date of grant and the maximum term of the options granted is 10 years.

52	RICHMONT MINES INC.

A summary of the status, in 2007 and 2006, of the Company’s Stock Option Purchase Plan, and changes during the years then ended, is presented below:

	Number of options (thousands )	2007 Weighted average exercise price $	Number of options (thousands )	2006 Weighted average exercise price $

Options outstanding, beginning of year	2,118	4.50	1,948	4.73
Granted	620	3.00	630	3.59
Exercised	(102)	1.80	(143)	2.33
Cancelled	(133)	4.76	(317)	5.19
Expired	(480)	4.26	-	-

Options outstanding, end of year	2,023	4.22	2,118	4.50

Exercisable options, end of year	1,020	4.82	1,350	4.66

The following table summarizes information about the Stock Option Purchase Plan at December 31, 2007:

	Options outstanding at December 31, 2007				Exercisable options at December 31, 2007
Exercise price	Number of options (thousands	)	Weighted average remaining contractual life (years)	Weighted average exercise price $	Number of options (thousands	)	Weighted average exercise price $

$2.74 to $3.15	850		4.4	2.96	222		2.94
$4.04 to $5.16	508		2.1	4.43	253		4.53
$5.30 to $6.60	665		2.1	5.65	545		5.72

	2,023		3.3	4.22	1,020		4.82

During 2007, the Company granted 620,000 stock options (630,000 in 2006) to senior executives and management. The weighted average fair value of these stock options at the grant date, calculated using the Black- Scholes option pricing model, is $1.06 ($1.42 in 2006 and $2.35 in 2005).

The compensation costs were calculated using the Black-Scholes option pricing model with the following assumptions:

	2007	2006	2005

Risk-free interest rate	4.0%	4.0%	3.0%
Expected life	4 years	4 years	4 years
Expected volatility	38%	43%	55%
Expected dividend yield	0.0%	0.0%	0.0%

In 2007, the stock-based compensation costs charged to earnings amount to $575 ($393 in 2006 and $1,350 in 2005). The contributed surplus was increased by the same amounts.

2007 ANNUAL REPORT	53

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Years ended December 31, 2007, 2006 and 2005 (in thousands of Canadian dollars)

15.	Contributed surplus

	2007 $	2006 $

Balance, beginning of year	4,591	4,273

Stock-based compensation	575	393
Options exercised	(74)	(75)

Balance, end of year	5,092	4,591

16.	Consolidated statements of cash flow

	2007 $	2006 $	2005 $

Change in non-cash working capital items

Short-term investments	5,369	356	(3)
Accounts receivable	205	(364)	249
Mining and income taxes receivable (payable)	588	3,272	(3,822)
Inventories	(45)	(2,025)	(2,023)
Accounts payable and accrued charges	1,054	44	(286)

	7,171	1,283	(5,885)

Supplemental information
Cash received during the year:
Interests	1,450	982	472
Mining and income taxes	303	4,892	326
Items not affecting cash and cash equivalents:
Advances to a minority partner presented as an increase to minority interest	-	4,121	-
Asset retirement obligation transferred to accounts payable and accrued charges	129	-	-
Common shares of public company received as consideration from disposal of mining assets (note 6)	6,086	300	-

Accounts payable and accrued charges related to development projects an other property, plant and equipment	477	2,533	1,912

17.	Pension plan

The Company contributes a percentage of its Canadian payroll expense to a defined contribution plan. The expense in 2007 was $289 ($162 in 2006 and $139 in 2005).

18.	Commitments

The Company is subject to pay royalties on 50% of the production of the Beaufor Mine at the rate of $30 per ounce produced, a 3% royalty per ounce produced at the Island Gold Mine, and on other properties if such other properties are brought into commercial production.

54	RICHMONT MINES INC.

On November 5, 2007 (with amendment dated December 21, 2007), the Company signed an agreement with LKA International, Inc. (“LKA”) to acquire an option with the intent of acquiring a 50% interest in the Golden Wonder property, located near Lake City, Colorado, USA. In accordance with the terms of the agreement, the Company paid an initial amount of $US150 to evaluate the Golden Wonder property. In December 2007, the Company exercised the option and paid an additional amount of US$150. The Company must invest a total amount of US$3 million prior to September 1, 2008, including exploration and development expenditures, the option payment of US$300 and transaction costs. In order to maintain its rights in an option and joint venture agreement to be signed no later than September 1, 2008, the Company is committed to subscribe to US$1.5 million in common shares of LKA. The Company will subsequently have the option to invest supplementary amounts of US$3 million (during an 8-month period starting September 1, 2008), US$6 million (during the following 24-month period) and a final amount of US$6 million (during the 24-month period ending on April 30, 2013) to earn its 50% interest in the property. In accordance with the agreement, the Company will receive 50% of the net proceeds of gold sales made during all phases on the project.

19.	Financial instruments and risk management

The Company is exposed to gold price fluctuations and to fluctuations of the US dollar compared to the Canadian dollar. The Company manages its exposure to these risks through the occasional use of derivative financial instruments and gold commodity contracts.

The Board of Directors approves all policies concerning the use of derivative financial instruments and gold sales contracts. The Company holds no financial instrument or derivative financial instrument for trading or speculative purposes.

a)	Foreign exchange risk

The price of gold is established in US dollars; to manage its exposure due to the fluctuation of the US dollar, the Company can occasionally enter into various types of foreign exchange contracts. During the years 2007, 2006 and 2005, the Company did not enter into any forward exchange contracts. As at December 31, 2007, an amount of US$3,604 was included in cash and cash equivalents (US$28 as at December 31, 2006).

b)	Commodity price risk

For its gold production, the Company can reduce its risk of a decrease in the price of gold through the occasional use of forward sales contracts and put and call options. In 2007, 2006 and 2005, the Company did not enter into hedging contracts for its gold production.

c)	Credit risk

Financial instruments that expose the Company to market risk and concentration of credit risk consist primarily of cash and cash equivalents, accounts receivable, forward contracts and option contracts for currencies and gold, when used. The Company invests its cash and cash equivalents in high-quality securities issued by government agencies, financial institutions and major corporations, and limits the amount of credit exposure by diversifying its holdings. The Company is exposed to credit risk in the event of non-performance by counterparties in connection with, when applicable, its currency and gold forward option contracts and its hedging. The Company does not obtain any security to support financial instruments subject to credit risk but mitigates this risk by dealing only with a diverse group of financially sound counterparties and, accordingly, does not anticipate any loss for non-performance.

d)	Fair value of financial instruments

The Company owns and assumes other assets and liabilities such as cash and cash equivalents, accounts receivable, as well as accounts payable and accrued charges. The fair value of these financial assets and liabilities approximates their book value as these items will be realized or paid within one year.

The fair value of the advance to a minority partner approximates its book value as it bears interest at a variable rate.

The fair value of short-term investments in publicly-traded companies is the bid price and for the options issued by publicly-traded companies, the fair value is calculated using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 3.78%, expected life of 14 months and 19 months, expected volatility of 100% and no expected dividend yield.

2007 ANNUAL REPORT	55

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Years ended December 31, 2007, 2006 and 2005 (in thousands of Canadian dollars)

20.	Segmented information

The Company operates gold mines at different sites in Quebec and Ontario. These sites are managed separately given their different locations. The Company assesses the performance of each segment based on earnings (loss) before other items. Accounting policies for each segment are the same as those used for the preparation of the consolidated financial statements.

2007	Quebec $	Ontario $	Exploration, corporate and others $	Total $

Revenue	30,363	5,743	1,965	38,071
Mine operating costs and others	21,290	4,912	3,078	29,280
Exploration and project evaluation	1,578	506	1,204	3,288
Depreciation and depletion	4,683	763	182	5,628
Gain on disposal of mining assets	(8,044)	-	(22)	(8,066)

Earnings (loss) before other items	10,856	(438)	(2,477)	7,941

Acquisition (sale) of property, plant and equipment	(908)	2,308	1,237	2,637

Current assets	5,741	2,341	31,009	39,091
Advance to a minority partner	-	-	1,875	1,875
Property, plant and equipment	4,969	38,242	1,799	45,010

Total assets	10,710	40,583	34,683	85,976

2006	Quebec $	Ontario $	Exploration, corporate and others $	Total $

Revenue	31,449	73	1,367	32,889
Mine operating costs and others	28,374	38	2,708	31,120
Exploration and project evaluation	1,528	272	280	2,080
Depreciation and depletion	3,050	-	96	3,146
Gain on disposal of mining assets	-	-	(3,235)	(3,235)

Earnings (loss) before other items	(1,503)	(237)	1,518	(222)

Acquisition of property, plant and equipment	2,026	23,391	377	25,794

Current assets	6,633	2,058	18,376	27,067
Advance to a minority partner	-	-	3,375	3,375
Property, plant and equipment	10,560	36,697	744	48,001
Future mining and income taxes	55	-	-	55

Total assets	17,248	38,755	22,495	78,498

56	RICHMONT MINES INC.

2005	Quebec $	Ontario $	Exploration, corporate and others $	Total $

Revenue	20,682	8	663	21,353
Mine operating costs and others	17,750	-	3,815	21,565
Exploration and project evaluation	1,080	320	975	2,375
Depreciation and depletion	1,532	-	86	1,618
Gain on disposal of mining assets	-	-	(292)	(292)
Write-down of mining assets	26,041	-	-	26,041

Loss before other items	(25,721)	(312)	(3,921)	(29,954)

Acquisition of property, plant and equipment	16,352	12,622	61	29,035

Current assets	7,727	612	18,745	27,084
Property, plant and equipment	12,028	13,306	517	25,851
Future mining and income taxes	662	-	629	1,291

Total assets	20,417	13,918	19,891	54,226

2007 ANNUAL REPORT	57

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Years ended December 31, 2007, 2006 and 2005 (in thousands of Canadian dollars)

21.	Effect of applying United States generally accepted accounting principles

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). Had these consolidated financial statements been prepared in accordance with United States generally accepted accounting principles (US GAAP), the effect on net earnings (loss), property, plant and equipment, minority interest, accumulated other comprehensive income, shareholders’ equity and on consolidated statements of cash flow would have been as follows:

	2007	2006	2005
	$	$	$

			(Restated)

Net earnings (loss) reported under Canadian GAAP	6,671	3,194	(27,480)

Add (deduct):
Difference in accounting related to investments a)	(412)	(394)	180
Difference in accounting related to stock-based compensation b)	57	-	-
Exploration and development costs related to mining properties c)	(509)	(20,593)	(21,548)
Depreciation and depletion d)	75	(405)	(839)
Flow-through shares e)	-	(2,070)	(130)
Write-down of mining assets f)	-	-	20,302
Mining and income taxes g)	-	-	(2,836)
Minority interest h)	353	9,204	1,309

Net earnings (loss) reported under US GAAP	6,235	(11,064)	(31,042)

Net earnings (loss) per share reported under US GAAP
Basic and diluted	0.26	(0.48)	(1.74)

Property, plant and equipment reported under Canadian GAAP	45,010	48,001	25,851
Exploration and development costs related to mining properties c)	(31,258)	(30,749)	(30,458)
Write-down of mining assets f)	-	-	20,302
Cumulative depreciation and depletion d)	(1,432)	(1,507)	(1,102)

Property, plant and equipment reported under US GAAP	12,320	15,745	14,593

Minority interest under Canadian GAAP	14,238	12,745	3,196
Minority interest h)	(10,866)	(10,513)	(1,309)

Minority interest under US GAAP	3,372	2,232	1,887

Accumulated other comprehensive income under Canadian GAAP	352	-	-
Difference in accounting related to investments a)	88	-	-

Accumulated other comprehensive income under US GAAP	440	-	-

Shareholders’ equity reported under Canadian GAAP	61,813	54,690	40,463
Difference in accounting related to exploration costs c)	(31,258)	(30,749)	(30,458)
Write-down of mining assets f)	-	-	20,302
Depreciation and depletion d)	(1,432)	(1,507)	(1,102)
Difference in accounting related to investments a)	-	323	717
Difference in accounting related to share of a minority partner h)	10,866	10,513	1,309
Flow-through shares e)	-	-	(1,230)

Shareholders’ equity reported under US GAAP	39,989	33,270	30,001

58	RICHMONT MINES INC.

	2007	2006	2005
	$	$	$

			(Restated)

Cash flow from (used in) operating activities under Canadian GAAP	11,811	2,429	(3,996)
Exploration and development costs related to mining properties c)	(509)	(20,593)	(21,548)
Flow-through shares e)	-	(2,070)	(130)

Cash flow from (used in) operating activities under US GAAP	11,302	(20,234)	(25,674)

Cash flow used in investing activities under Canadian GAAP	(1,611)	(21,087)	(28,085)
Exploration and development costs related to mining properties c)	509	20,593	21,548

Cash flow used in investing activities under US GAAP	(1,102)	(494)	(6,537)

Cash flow from financing activities under Canadian GAAP	965	20,105	21,490
Flow-through shares e)	-	2,070	130

Cash flow from financing activities under US GAAP	965	22,175	21,620

2005 Restatement

During 2006, the Company reviewed the classification of its East Amphi and Island Gold mining projects. These projects, which were improperly considered as development stage, were reclassified as exploration stage and the capitalized costs related to these projects were charged to earnings under US GAAP. Accordingly, the Company increased its net loss by $3,586 in 2005 compared to the previously published results. The net loss per share was increased by $0.20 in 2005. Shareholders’ equity as at January 1, 2006 was decreased by $9,824.

a)

Short-term investments acquired before December 31, 2006 were classified as held-for-trading and were recorded at fair value and changes in value were accounted for in earnings under SFAS-133. Following the adoption of Section 3855 of the CICA Handbook, on January 1, 2007, the Company classified the short-term investments acquired in 2007 as available-for-sale. These investments must be recorded at fair value and changes to their value must be included in other comprehensive income.

b)	Under US GAAP, the cost of stock based compensation must take into account a factor for employee turnover, related to employees having received such stock options, and reduce the cost accordingly.

c)

Under Canadian GAAP, exploration and development costs incurred, subsequent to the date of establishing that a property has mineral resources which have the potential of being economically recoverable are capitalized to property, plant and equipment. Under United States Securities and Exchange Commission (“SEC”) guidelines, all costs incurred before a commercially mineable deposit is established, generally by completing a bankable feasibility study, must be charged to earnings as incurred.

d)

Depreciation calculated under US GAAP is higher than the amount calculated under Canadian GAAP as buildings and equipment relating to mining properties, which commercial viability has yet to be determined, are depreciated using the straight-line method based on their anticipated useful life. Under Canadian GAAP, this expense is capitalized. Following the start of commercial production, capitalized development costs are depreciated according to the units-of-production method, using proven and probable reserves.

2007 ANNUAL REPORT	59

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Years ended December 31, 2007, 2006 and 2005 (in thousands of Canadian dollars)

21.	Effect of applying United States generally accepted accounting principles (continued)

e)

Under US GAAP, the premium paid on flow-through shares issued must be recognized as a liability when these shares are issued; under GAAP in Canada, the tax effect of the renouncement of the deductibility of exploration expenses by the Company is deducted from shareholders’ equity on the date of such renouncement.

f)

The Company periodically reviews the book value of its property, plant and equipment under the Canadian and United States GAAP. The impact on the 2005 net loss is attributable to a lower net book value of the affected assets under US GAAP compared to Canadian GAAP since exploration and development costs were charged to earnings under US GAAP as explained in c) above.

	g)	Amounts represent the tax impact relating to the adjustments described in a), b), c), d), e) and f) above.

	h)	Amounts represent the impact on the share of a minority interest to the adjustments described in c) and d) related to expenses attributable to the Island Gold project.

New Accounting Pronouncement

On January 1, 2007, the FASB Interpretation No. 48, Accounting for Uncertainty in Tax Positions, an Interpretation of FASB Statement No. 109, (“FIN 48”), became effective for the Company. FIN 48 addresses the recognition and measurement of all tax positions. The recognition process involves determining whether it is more likely than not that a tax position would be sustained on audit based solely on its technical merits. The amount of benefit recognized in the financial statements is the maximum amount which is more likely than not to be realized based on a cumulative probability approach. The adoption of FIN 48 did not have any impact on the financial statements of the Company.

Recent Accounting Pronouncements

In September 2006, the FASB issued FAS Statement No 157, “Fair Value Measurements” (“FAS 157”). FAS 157 provides guidance on how to use fair values to measure assets and liabilities and applies whenever other standards require or permit assets or liabilities to be measured at fair value. Expanded disclosures about the use of fair value to measure assets and liabilities are also required. FAS 157 is effective for the Company on January 1, 2008. The Company is currently assessing the impact of FAS 157 on its consolidated financial statements.

In February 2007, the FASB issued FAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities” including an amendment of FASB Statement No. 115. This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. This Statement applies to all entities, including not-for-profit organizations. Most of the provisions of this Statement apply only to entities that elect the fair value option. FAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact that FAS 159 will have on its consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“FAS 141R”), which replaces FAS 141 and SFAS no. 160, “Non-controlling Interest in Consolidated Financial Statements”, an amendment of ARB No. 51 (“FAS 160”). FAS 141R establishes principles and requirements for how an acquirer in a business combination recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any controlling interest; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. FAS 160 requires retroactive adoption of the presentation and disclosure requirements for existing minority interests. FAS 141R and FAS 160 shall be applied prospectively on or after an entity’s fiscal year that begins on or after December 15, 2008. The Company is currently assessing the impact that FAS 141R and FAS 160 will have on its consolidated financial statements.

22.	Comparative figures

Certain comparative figures provided for fiscal years 2006 and 2005 have been reclassified to conform with the presentation adopted for the fiscal year ended December 31, 2007.

60	RICHMONT MINES INC.

BOARD OF DIRECTORS AND OFFICERS

BOARD		OPERATIONS	OPERATIONS
OF DIRECTORS	OFFICERS	QUEBEC DIVISION	ONTARIO DIVISION

Jean-Guy Rivard	Martin Rivard	BEAUFOR MINE	ISLAND GOLD MINE
Chairman	President and Chief
	Executive Officer	Marcel Beaudoin, Eng.	Pierre Gauthier
Denis Arcand[1,2]		Manager	Manager
Vice Chairman	Christian Pichette, Eng., M.Sc.
Director of	Vice President, Operations	Luc Dorofté	Richard Stransky
various companies		Mine Captain	Mine Superintendent
Nicole Veilleux, CA
Martin Rivard	Financial Director	Laurent Chevalier	Oscar Lafrance
Director		Chief Accountant	Mill Superintendent
President and	Stephanie Lee, Lawyer
Chief Executive Officer,	Secretary	Richard Dubuc, P.Geo.	Ghislain Deschênes, P.Geo
Richmont Mines Inc.		Chief Geologist	Chief Geologist

CORPORATE STAFF

Réjean Houle[1,2]		Marc-André Lavergne, Eng.	Daniel Vachon, Eng.
Director	Jules Riopel, M.Sc., P.Geo., MBA	Chief Engineer	Senior Mine Engineer
Ambassador,	Manager of Geology and
Club de hockey Canadien inc.	Exploration		Sylvie Belisle
Human Resources

Raynald Vézina, Eng.[1,2]	Denis Bellemare, Eng.	CAMFLO MILL
Director	Chief-Engineer, Projects		Patrick Kennedy
Mining Consultant		Richard Nolet	Mine Captain
	Marcel St-Pierre	Superintendant
Mine Coordinator, Projects

Gérald Lavoie
[1] Member of the Audit Committee	Hélène Lapointe Manager of Human Resources	Production Superintendent
[2] Member of the Compensation Committee	Christine Lapointe, CA Controller	Harold Pépin Metallurgist Technician

GENERAL INFORMATION

Richmont Mines Inc.		Montreal Office		Transfer Agent		Co-Transfer Agent and
110 avenue Principale		1 Place-Ville-Marie, Suite 2130		and Registrar		Co-Registrar in
Rouyn-Noranda, Quebec		Montreal, Quebec		Computershare Trust		the United States
J9X 4P2 CANADA		H3B 2C6 CANADA		Company of Canada Inc.		Computershare Trust
Phone:	819 797-2465	Phone:	514 397-1410	1500 University Street		Company Inc.
Fax:	819 797-0166	Fax:	514 397-8620	Suite 700		Computershare USA
Montreal, Quebec
H3A 3S8 CANADA
Internet		Jim Culligan		Phone:	514 982-7888	Auditors
www.richmont-mines.com		Kei Advisors LLP		Fax:	514 982-7580	Raymond Chabot Grant
Stock Exchange Listings (RIC)		Investor relations				Thornton LLP
Toronto Stock Exchange (TSX)		Phone: 716 846-3874
American Stock Exchange		jculligan@keiadvisors.com
(AMEX)

Annual Meeting of Shareholders	Un exemplaire français du présent rapport annuel est disponible sur demande :
The annual meeting of shareholders will be held on
Tuesday, May 13, 2008, at 9:00 am at the Conference Center of the Sun Life Building, Salons II and III, 1155 Metcalfe Street, 7th floor	1, Place-Ville-Marie, bureau 2130 Montréal (Québec) H3B 2C6 CANADA
Montreal, Quebec H3B 2V6	Téléphone :	514 397-1410
	Télécopieur :	514 397-8620

Disclosure regarding forward-looking statements

This report contains forward-looking statements that include risks and uncertainties. The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian–US exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be detailed in annual and periodic reports from Richmont Mine Inc.